Filed Pursuant to Rule 424(b)(3)
Registration No. 333-179687

PROSPECTUS SUPPLEMENT NO. 3

(To Prospectus Dated June 13, 2012)

29,174,957 Shares of Common Stock

This prospectus supplement no. 3 supplements the prospectus dated June 13, 2012, relating to the offering of up to 29,174,957 shares of our common stock that were issued to selling stockholders in connection with a recapitalization of Dune Energy, Inc.’s capital structure.

This prospectus supplement incorporates into our prospectus the information contained in our attached quarterly report on Form 10-Q, which was filed with the Securities and Exchange Commission on November 2, 2012. Additionally, this prospectus supplement incorporates into our prospectus the information contained in our attached current reports on Form 8-K, which were filed with the Securities and Exchange Commission on September 25, 2012, September 27, 2012, and November 20, 2012, respectively.

You should read this prospectus supplement in conjunction with the prospectus and the information incorporated by reference therein, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus and the information incorporated by reference therein except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Our common stock is traded on the OTC Bulletin Board under the symbol “DUNR.” On December 14, 2012, the closing price of our common stock on the bulletin board was $1.44.

Investing in our common stock being offered for resale under the prospectus involves a high degree of risk. See “Risk Factors” beginning on page 4 of the prospectus before you make an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 17, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 10-Q

☒	Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2012

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 000-27897

DUNE ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	95-4737507
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

(713) 229-6300

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☐ (Do not check if a smaller reporting company)	Smaller Reporting Company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.    Yes  ☐    No  ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date: 39,614,710 shares of Common Stock, $.001 par value per share, as of November 2, 2012.

Dune Energy, Inc.

Consolidated Balance Sheets

(Unaudited)

	Successor
	September 30, 2012	December 31, 2011
ASSETS
Current assets:
Cash	$5,628,912	$20,393,672
Restricted cash	—	17,184
Accounts receivable	6,850,057	8,107,009
Current derivative asset	221,286	—
Prepayments and other current assets	708,997	2,556,373

Total current assets	13,409,252	31,074,238

Oil and gas properties, using successful efforts accounting—proved	231,119,963	210,199,348
Less accumulated depreciation, depletion and amortization	(10,006,482)	—

Net oil and gas properties	221,113,481	210,199,348

Property and equipment, net of accumulated depreciation of $191,778 and $ -	133,529	230,074
Deferred financing costs, net of accumulated amortization of $574,771 and $19,449	2,624,743	2,915,229
Noncurrent derivative asset	1,109,806	—
Other assets	2,692,706	3,006,564

	6,560,784	6,151,867

TOTAL ASSETS	$241,083,517	$247,425,453

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,904,784	$6,759,073
Accrued liabilities	10,523,555	10,042,683
Current maturities on long-term debt (see note 3)	—	4,557,857

Total current liabilities	16,428,339	21,359,613
Long-term debt (see note 3)	89,864,064	88,503,991
Other long-term liabilities	12,595,463	12,630,676

Total liabilities	118,887,866	122,494,280

Commitments and contingencies	—	—
STOCKHOLDERS’ EQUITY
Preferred stock, $.001 par value, 1,000,000 shares authorized, 250,000 shares undesignated, no shares issued and outstanding	—	—
Common stock, $.001 par value, 4,200,000,000 shares authorized, 39,389,945 and 38,579,630 shares issued	39,390	38,580
Treasury stock, at cost (235 and 235 shares)	(552)	(552)
Additional paid-in capital	126,264,444	124,893,145
Accumulated deficit	(4,107,631)	—

Total stockholders’ equity	122,195,651	124,931,173

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$241,083,517	$247,425,453

See notes to consolidated financial statements.

Dune Energy, Inc.

Consolidated Statements of Operations

(Unaudited)

	Successor	Predecessor	Successor	Predecessor
	Three months ended September 30, 2012	Three months ended September 30, 2011	Nine months ended September 30, 2012	Nine months ended September 30, 2011
Revenues	$13,440,370	$15,106,459	$39,942,295	$48,415,854
Operating expenses:
Lease operating expense and production taxes	6,517,031	6,144,112	19,375,697	20,098,475
Accretion of asset retirement obligation	365,439	329,379	1,096,317	988,137
Depletion, depreciation and amortization	926,277	5,517,089	10,198,260	17,062,122
General and administrative expense	2,117,447	2,367,095	7,541,041	6,532,214
Loss on settlement of asset retirement obligation liability	62,148	—	951,094	—
Exploration expense	—	864,011	—	6,047,841

Total operating expense	9,988,342	15,221,686	39,162,409	50,728,789

Operating income (loss)	3,452,028	(115,227)	779,886	(2,312,935)

Other income (expense):
Other income	2,715	4,183	16,417	40,632
Interest expense	(2,419,864)	(10,127,742)	(7,201,331)	(30,171,588)
Gain (loss) on derivative instruments	(2,430,239)	—	2,297,397	—

Total other income (expense)	(4,847,388)	(10,123,559)	(4,887,517)	(30,130,956)

Net loss	(1,395,360)	(10,238,786)	(4,107,631)	(32,443,891)
Preferred stock dividend	—	(5,316,442)	—	(15,293,811)

Net loss available to common shareholders	$(1,395,360)	$(15,555,228)	$(4,107,631)	$(47,737,702)

Net loss per share:
Basic and diluted	$(0.04)	$(31.78)	$(0.10)	$(99.11)
Weighted average shares outstanding:
Basic and diluted	39,391,382	489,455	39,207,325	481,642

See notes to consolidated financial statements.

Dune Energy, Inc.

Consolidated Statements of Cash Flows

(Unaudited)

	Successor	Predecessor
	Nine months ended September 30, 2012	Nine months ended September 30, 2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,107,631)	$(32,443,891)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depletion, depreciation and amortization	10,198,260	17,062,122
Amortization of deferred financing costs and debt discount	555,322	2,878,924
Stock-based compensation	1,306,197	459,254
Loss on settlement of asset retirement obligation liability	951,094	—
Accretion of asset retirement obligation	1,096,317	988,137
Unrealized gain on derivative instruments	(1,331,092)	—
Changes in:
Accounts receivable	1,256,952	3,111,471
Prepayments and other assets	1,847,376	(1,185,310)
Payments made to settle asset retirement obligations	(2,082,624)	(646,950)
Accounts payable and accrued liabilities	2,192,585	4,414,747

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	11,882,756	(5,361,496)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in proved and unproved properties	(19,126,544)	(11,384,325)
Decrease in restricted cash	17,184	15,740,247
Purchase of furniture and fixtures	(95,233)	(92,752)
Decrease in other assets	313,858	545,077

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(18,890,735)	4,808,247

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on short-term debt	(4,557,857)	(1,420,917)
Increase in long-term debt issuance costs	(198,924)	—
Payments on long-term debt	(3,000,000)	—

NET CASH USED IN FINANCING ACTIVITIES	(7,756,781)	(1,420,917)

NET CHANGE IN CASH BALANCE	(14,764,760)	(1,974,166)
Cash balance at beginning of period	20,393,672	23,670,192

Cash balance at end of period	$5,628,912	$21,696,026

SUPPLEMENTAL DISCLOSURES
Interest paid	$2,094,165	$19,334,652
Income taxes paid	—	—
NON-CASH INVESTING AND FINANCIAL DISCLOSURES
Accrued interest converted to long-term debt	$4,360,073	$—
Non-cash investment in proved and unproved properties in accounts payable	1,794,071	—
Common stock issued for conversion of preferred stock		62,288,000
Redeemable convertible preferred stock dividends	—	13,502,000
Accretion of discount on preferred stock	—	1,791,811

See notes to consolidated financial statements.

DUNE ENERGY, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—FINANCIAL RESTRUCTURING

On December 22, 2011, Dune Energy, Inc., a Delaware corporation (“Dune” or the “Company”), completed its financial restructuring (the “Restructuring”), including the consummation of the exchange of $297,012,000 in aggregate principal amount of its 10.5% Senior Secured Notes due 2012 for:

•

an aggregate 2,485,516 shares of its newly issued common stock and 247,506 shares of a new series of preferred stock that have been converted into 35,021,098 shares of its newly issued common stock, which in the aggregate constituted approximately 97.2% of Dune’s common stock on a post-restructuring basis; and

•	approximately $49.5 million aggregate principal amount of newly issued Floating Rate Senior Secured Notes due 2016.

The notes exchanged in the exchange offer constituted 99% of Dune’s senior notes outstanding prior to closing of the Restructuring.

As a component of the Restructuring, and with the requisite consent of such preferred stockholders, all of Dune’s 10% Senior Redeemable Convertible Preferred Stock was converted into an aggregate of $4 million in cash and approximately 584,338 shares of common stock constituting approximately 1.5% of Dune’s common stock on a post-restructuring basis.

Completion of the Restructuring resulted in Dune’s pre-restructuring common stockholders holding approximately 487,678 shares, or approximately 1.3%, of Dune’s common stock on a post-restructuring basis.

After the Restructuring, percentage ownership of Dune’s common stock continues to be subject to dilution through issuance of equity compensation pursuant to Dune’s equity compensation plan.

As part of the Restructuring, Dune entered into a new $200.0 million senior secured revolving credit facility (the “New Credit Facility”) with an initial borrowing base limit of up to $63.0 million, with BMO Capital Markets Corp. as Sole Lead Arranger and Sole Bookrunner, Bank of Montreal as Administrative Agent and CIT Capital Securities LLC as Syndication Agent.

In addition, as part of its Restructuring, Dune implemented a 1-for-100 reverse stock split, which was effective on December 22, 2011. After the restructuring and the reverse stock split, there were approximately 38.6 million shares of Dune’s common stock outstanding.

The Restructuring was accounted for as a purchase and was effective December 22, 2011. However, due to the immateriality of the nine day activity period from December 23, 2011 through December 31, 2011, the Restructuring was treated for accounting purposes as effective December 31, 2011. The Restructuring resulted in a new basis of accounting reflecting estimated fair values for assets and liabilities at December 22, 2011. Accordingly, the financial statements for the periods subsequent to December 31, 2011 are expected to be presented on the Company’s new basis of accounting, while the results of operations for prior periods reflect the historical results of the predecessor company. Vertical lines are presented to separate the financial statements of the predecessor company and the successor company. The “Successor Company” refers to the period from December 31, 2011 and forward. The “Predecessor Company” refers to the period prior to December 31, 2011.

NOTE 2—ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Dune is an independent energy company that was formed in 1998. Since May 2004, we have been engaged in the exploration, development, exploitation and production of oil and natural gas. Dune sells its oil and gas production primarily to domestic pipelines and refineries. Its operations are presently focused in the states of Texas and Louisiana.

Dune prepared these financial statements according to the instructions for Form 10-Q. Therefore, the financial statements do not include all disclosures required by generally accepted accounting principles in the United States. However, Dune has recorded all transactions and adjustments necessary to fairly present the financial statements included in this Form 10-Q. The adjustments made are normal and recurring. The following notes describe only the material changes in accounting policies, account details or financial statement notes during the first nine months of 2012. Therefore, please read these financial statements and notes to the financial statements together with the audited financial statements and notes thereto in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. The income statement for the nine months ended September 30, 2012 cannot necessarily be used to project results for the full year.

Reclassifications and adjustments

Certain prior year amounts in the consolidated financial statements have been reclassified to conform to the current period presentation. All historical share and per share data in the consolidated financial statements and notes thereto have been restated to give retroactive recognition of the 1-for-100 reverse stock split. See note 4 for additional information regarding the reverse stock split.

Loss per share

Basic earnings per share amounts are calculated based on the weighted average number of shares of common stock outstanding during each period. Diluted earnings per share is based on the weighted average numbers of shares of common stock outstanding for the periods, including dilutive effects of stock options, warrants granted and convertible preferred stock. Dilutive options and warrants that are issued during a period or that expire or are canceled during a period are reflected in the computations for the time they were outstanding during the periods being reported. As there is no intrinsic value associated with the common stock equivalents, basic and diluted share computations yield the same results.

NOTE 3—DEBT FINANCING

Long-term debt consists of:

	Successor Company
	September 30, 2012	December 31, 2011
Revolving credit loan	$36,000,000	$39,000,000
Insurance note payable	—	1,569,857
Floating Rate Senior Secured Notes due 2016	53,864,064	49,503,991
Senior Notes	—	2,988,000

Total long-term debt	89,864,064	93,061,848
Less: current maturities	—	(4,557,857)

Long-term debt, net of current maturities	$89,864,064	$88,503,991

Credit Agreement

On December 22, 2011, concurrent with our Restructuring, Wayzata assigned to Bank of Montreal its rights and obligations under our existing Credit Agreement pursuant to an agreement, by and among the Company and Dune Properties, Inc., as borrowers, Dune Operating Company, as guarantor, and Wells Fargo and Wayzata, as agents and lenders. In connection with such assignment, on December 22, 2011, the Company entered into the Amended and Restated Credit Agreement, dated as of December 22, 2011 (the “New Credit Agreement”), among the Company, as borrower, Bank of Montreal, as administrative agent, CIT Capital Securities LLC, as syndication agent, and the lenders party thereto (the “Lenders”).

The New Credit Agreement will mature on December 22, 2015. The Lenders have committed to provide up to $200 million of loans and up to $10 million of letters of credit, provided that the sum of the outstanding loans and the face amount of the outstanding letters of credit cannot exceed $200 million at any time and further provided that the availability of loans under the New Credit Agreement will be limited by a borrowing base (initially set at $63 million and reduced to $50 million as of May 1, 2012) as in effect from time to time, which is determined by the Lenders in their discretion based upon their evaluation of the Company’s oil and gas properties. The principal balance of the loans may be prepaid at any time, in whole or in part, without premium or penalty, except for losses incurred by the Lenders as a consequence of such prepayment. Amounts repaid under the New Credit Agreement may be reborrowed.

The Company must use the letters of credit and the proceeds of the loans only for funding the cash portion of the Restructuring, for the acquisition and development of oil and natural gas properties and for general corporate purposes. The Company’s obligations under the New Credit Agreement are guaranteed by its domestic subsidiaries.

As security for its obligations under the New Credit Agreement, the Company and its domestic subsidiaries have granted to the administrative agent (for the benefit of the Lenders) a first-priority lien on substantially all of their assets, including liens on not less than 85% of the total value of proved oil and gas reserves and not less than 90% of the total value of proved developed and producing reserves.

Generally, outstanding borrowings under the New Credit Agreement are priced at LIBOR plus a margin or, at the Company’s option, a domestic bank rate plus a margin. The LIBOR margin is 2.75% if usage is greater than 75% and steps down to 2.25% if usage is 50% or less and the domestic rate margin is 1.75% if usage is greater than 75% and steps down to 1.25% if usage is 50% or less. The Company is charged the above LIBOR margin plus an additional fronting fee of 0.25% on outstanding letters of credit, which are considered usage of the revolving credit facility, plus a nominal administrative fee. The Company is also required to pay a commitment fee equal to 0.50% of the average daily amount of unborrowed funds.

The New Credit Agreement contains various affirmative and negative covenants as well as other customary representations and warranties and events of default.

On September 25, 2012 the parties entered into an Amendment to the New Credit Agreement. Prior to the amendment, the New Credit Agreement provided that the Company would not, as of the last day of any fiscal quarter, permit its ratio of Total Debt as of such day to EBITDAX for the immediately preceding four fiscal quarters ending on such day to be greater than 4.0 to 1.0. The Amendment to the New Credit Agreement provides that the Company will not, as of the last day of the fiscal quarter ending September 30, 2012, or December 31, 2012, permit its ratio of Total Debt as of such day to EBITDAX for the immediately preceding four fiscal quarters ending on such day to be greater than 5.0 to 1.0. On March 31, 2013, and thereafter, the Company will not, as of the last day of the fiscal quarter, permit its ratio of Total Debt as of such day to EBITDAX for the immediately preceding four fiscal quarters ending on such day to be greater than 4.0 to 1.0. An amendment fee of $100,000 was paid for this change.

Borrowings under the New Credit Agreement equaled $46.7 million and $2 million of letters of credit as of December 22, 2011. Of this amount, $40.4 million was used to pay off the Credit Agreement principal and interest balance, $4 million was paid to cash settle the Senior Redeemable Convertible Preferred Stock and $2.3 million to pay loan fees. The Company has repaid $10.7 million yielding an outstanding balance of $36 million at September 30, 2012. An additional $2 million was borrowed under the New Credit Agreement on October 10, 2012 yielding an outstanding balance of $38 million subsequent to September 30, 2012.

Restructuring of Senior Secured Notes

On December 22, 2011, the Company completed its restructuring, which included the consummation of the exchange of $297,012,000 aggregate principal amount, or approximately 99%, of the Senior Secured Notes for 2,486,516 shares of the Company’s newly issued common stock, 247,506 shares of a new series of preferred stock that mandatorily converted into 35,021,098 shares of the Company’s newly issued common stock and approximately $49.5 million aggregate principal amount of newly issued Floating Rate Senior Secured Notes due 2016 (the “New Notes”). In addition to completing the exchange offer for the Senior Secured Notes, the Company completed a consent solicitation of the holders of the Senior Secured Notes, in which it procured the requisite consent of the holders of approximately 99% of the aggregate principal amount of the Senior Secured Notes to eliminate all the restrictive covenants and certain events of default in the Indenture.

The New Notes were issued pursuant to an indenture, dated December 22, 2011 (the “New Notes Indenture”), by and among the Company, the guarantors named therein and U.S. Bank National Association, as trustee and collateral agent. The New Notes will mature on December 15, 2016. The Company did not receive any proceeds from the issuance of the New Notes.

Interest on the New Notes is payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on March 15, 2012. Subject to applicable law, interest accrues on the New Notes at a variable rate per annum equal to 13% plus the greater of 1.5% and Three-Month LIBOR, determined as of two London banking days prior to the original issue date and reset quarterly on each interest payment date. Such interest consists of (a) a mandatory cash interest component (that shall accrue at a fixed rate of 3% per annum and be payable solely in cash) and (b) a component that shall accrue at a variable rate and be payable in either cash or by accretion of principal. As of September 30, 2012, the Company has elected to increase the aggregate principal amount of the New Notes by $4,360,073 in lieu of making cash quarterly interest payments.

The New Notes rank (i) equal in right of payment to indebtedness under the New Credit Facility, but effectively junior to such indebtedness to the extent of the value of the collateral securing such credit facility, (ii) equal in right of payment to all of the Company’s existing and future senior unsecured indebtedness but effectively senior to such indebtedness to the extent of the value of the collateral securing the New Notes, and (iii) senior in right of payment to all of the Company’s future subordinated indebtedness, if any.

The New Notes are jointly, severally, fully and unconditionally guaranteed by each of the Company’s domestic subsidiaries. Each of the guarantees of the New Notes is a general senior obligation of each guarantor and, with respect to each guarantor, ranks (i) equal in right of payment with any existing and future senior indebtedness of such guarantor, (ii) effectively junior to obligations of such guarantor under the New Credit Facility to the extent of the value of the assets of the guarantor constituting collateral securing such credit facility, (iii) effectively senior to any existing and future unsecured indebtedness of such guarantor to the extent of the value of the assets of the guarantor constituting collateral securing the New Notes, and (iv) senior in right of payment to any existing and future subordinated indebtedness of such guarantor.

Pursuant to a Collateral Agreement, dated as of December 22, 2011, by and among the Company, the grantors named in such agreement and U.S. Bank National Association, as collateral agent, and a Second-Lien Mortgage, Deed of Trust, Assignment of As-Extracted Collateral, Security Agreement, Fixture Filing and Financing Statement, dated as of December 22, 2011, from Dune Properties, Inc. to U.S. Bank National Association as trustee, the New Notes and the guarantees are secured by liens, subject to permitted liens, on substantially all of the Company’s assets and substantially all of the assets of the subsidiary guarantors that secure the Company’s New Credit Facility. Pursuant to an Intercreditor Agreement, dated as of December 22, 2011 (the “Intercreditor Agreement”), by and among the Company, its subsidiaries, Bank of Montreal and U.S. Bank National Association, such liens are contractually subordinated to liens securing indebtedness under the New Credit Facility. The Intercreditor Agreement governs the rights of the Company’s creditors under the New Credit Facility vis-à-vis the rights of holders of the New Notes and their collateral agent with respect to the collateral securing obligations under the New Credit Facility and the New Notes, and includes provisions relating to lien subordination, turnover obligations with respect to the proceeds of collateral, restrictions on exercise of remedies, releases of collateral, restrictions on amendments to junior lien documentation, bankruptcy-related provisions and other intercreditor matters.

The Company may redeem the New Notes, in whole or in part, at its option, upon not less than 30 nor more than 60 days’ notice at a redemption price equal to 100% of the principal amount of New Notes redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date that is on or prior to the redemption date).

If a change of control (as defined in the New Notes Indenture) occurs, each holder of New Notes may require the Company to repurchase all or a part of its New Notes for cash at a price equal to not less than 101% of the aggregate principal amount of such New Notes, plus any accrued and unpaid interest to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The New Notes Indenture contains a number of covenants that, among other things, restrict, subject to certain important exceptions, the Company’s and its restricted subsidiaries’ ability to:

•	pay dividends, redeem subordinated debt or make other restricted payments;

•	create liens;

•	transfer or sell assets; and

•	merge, consolidate or sell substantially all of the Company’s assets.

In addition, the New Notes Indenture imposes certain requirements as to future subsidiary guarantors. The New Notes Indenture also contains certain customary events of default.

In connection with the consent solicitation with respect to the Senior Secured Notes, on December 21, 2011, the Company entered into a second supplemental indenture (the “Second Supplemental Indenture”) among the Company, the guarantors named therein and The Bank of New York Mellon, as trustee and collateral agent (the “Senior Secured Notes Trustee”), amending the Indenture, as amended and supplemented by the first supplemental indenture, dated December 30, 2008, among the Company, the guarantors named therein and the Senior Secured Notes Trustee (the “First Supplemental Indenture” and together with the Indenture, the “Old Notes Indenture”). The Second Supplemental Indenture amended the Old Notes Indenture by, among other things, eliminating all of the restrictive covenants in the Old Notes Indenture (other than the covenant to pay interest and premium, if any, on, and principal of, the Senior Secured Notes when due), certain events of default with respect to the Old Notes and certain other provisions contained in the Old Notes Indenture and the Senior Secured Notes. The Second Supplemental Indenture also terminated the security documents that secure the obligations under the Senior Secured Notes and the related intercreditor agreement, thus turning the Senior Secured Notes into the Senior Notes.

The amendments to the Old Notes Indenture contained in the Second Supplemental Indenture were effective as of December 21, 2011. Such amendments became operative when the Company accepted for purchase validly tendered Senior Secured Notes representing at least 75% in aggregate principal amount of the Senior Secured Notes outstanding pursuant to the Company’s exchange offer for any and all Senior Secured Notes, which closed on December 22, 2011.

The remaining Senior Notes balance of $2,988,000 was paid on June 1, 2012.

NOTE 4—REVERSE STOCK SPLIT

On December 22, 2011, the Company amended its certificate of incorporation to effect a 1-for-100 reverse stock split. The reverse stock split was effective on December 22, 2011. As a result of the reverse stock split, every one hundred shares of common stock of the Company that a stockholder owned prior to December 22, 2011 were converted into one share of common stock of the Company, thus reducing the number of outstanding shares of common stock from approximately 3.86 billion shares to 38.6 million shares as of the close of business on December 22, 2011. Following the reverse stock split, the Company continues to have 4.2 billion authorized shares of common stock. Notwithstanding the reverse stock split, each stockholder continued to hold the same percentage of the Company’s outstanding common stock immediately following the reverse stock split as was held immediately prior to the split, except for fractional shares. Fractional shares created as a result of the reverse stock split were rounded up to the nearest whole share.

NOTE 5—OIL AND GAS COMMODITY DERIVATIVES

In accordance with the requirements of the New Credit Agreement entered into in connection with the Restructuring, the Company entered into hedge agreements in January 2012. All derivative contracts are recorded at fair market value in accordance with FASB ASC 815 and ASC 820 and included in the consolidated balance sheets as assets or liabilities. The Company did not designate derivative instruments as accounting hedges and recognizes gains or losses on the change in fair value of the hedge instruments in current earnings.

For the three and nine months ended September 30, 2012, Dune recorded a gain (loss) on the derivatives of ($2,430,239) and $2,297,397 composed of an unrealized gain (loss) on changes in mark-to-market valuations of ($2,641,030) and $1,331,092 and a realized gain on cash settlements of $210,791 and $966,305, respectively.

DUNE ENERGY, INC.

Current Hedge Positions as of September 30, 2012

Crude Trade Details

Instrument	Beginning Date	Ending Date	Floor	Ceiling	Fixed	Total Bbls 2012	Bbl/d	Total Bbls 2013	Bbl/d	Total Bbls 2014	Bbl/d	Total Volumes
Collar	02/01/12	12/31/12	$94.00	$109.40		62,000	674	—	—	—	—	62,000
Collar	01/01/13	12/31/13	$92.00	$104.60		—	—	180,000	493	—	—	180,000
Collar	01/01/14	12/31/14	$90.00	$99.00		—	—	—	—	137,000	375	137,000

						62,000	674	180,000	493	137,000	375	379,000

					Days	92		365		365
Hedged Daily Production (bbl)						674		493		375

Natural Gas Trade Details
Instrument	Beginning Date	Ending Date	Floor	Ceiling	Fixed	Total Mmbtu 2012	Mmbtu/d	Total Mmbtu 2013	Mmbtu/d	Total Mmbtu 2014	Mmbtu/d	Total Volumes
Collar	02/01/12	12/31/12	$3.00	$3.55		212,000	2,304	—	—	—	—	212,000
Collar	01/01/13	12/31/13	$3.50	$4.42		—	—	877,000	2,403	—	—	877,000
Collar	01/01/14	12/31/14	$3.75	$5.01		—	—	—	—	619,000	1,696	619,000

						212,000	2,304	877,000	2,403	619,000	1,696	1,708,000

					Days	92		365		365
Hedged Daily Production (mmbtu)						2,304		2,403		1,696

NOTE 6—RESTRICTED STOCK, STOCK OPTIONS AND WARRANTS

The Company utilizes restricted stock, stock options and warrants to compensate employees, officers, directors and consultants. Total stock-based compensation expense including options, warrants and restricted stock was $277,972 and $1,306,197 for the three and nine months ended September 30, 2012 and $93,763 and $459,254 for the three and nine months ended September 30, 2011, respectively.

Pursuant to a unanimous written consent dated March 5, 2012, the board of directors of the Company authorized the adoption of the Dune Energy, Inc. 2012 Stock Incentive Plan (the “2012 Plan”) that became effective immediately. The 2012 Plan is administered by the Compensation Committee of Dune’s board of directors. Under the 2012 Plan, the Compensation Committee may grant any one or a combination of incentive options, non-qualified stock options, restricted stock, stock appreciation rights and phantom stock awards, as well as purchased stock, bonus stock and other performance awards. The aggregate number of shares of common stock that may be issued or transferred to grantees under the Plan cannot exceed 3,250,000 shares.

On March 5, 2012, the Board approved grants to non-employee directors of non-qualified options to purchase an aggregate of 600,000 shares. Such options vest over a two year period with one-third vesting immediately and the remaining two-thirds vesting ratably on the anniversary date in subsequent years. The options expire in five years and are exercisable at $3.41. The options were valued using the Black-Scholes model with the following assumptions: $3.41 quoted stock price; $3.41 exercise price; 125% volatility; 3 year estimated life; zero dividends; .47% discount rate. The fair value of the options amounted to $1,479,143 and are amortized in accordance with their vesting. The unamortized value of these options amounted to $698,477 at September 30, 2012. There is no intrinsic value associated with these options at September 30, 2012.

Pursuant to action by the Committee, on March 5, 2012 the Company issued a total of 831,500 shares of its common stock to its employees and officers. 495,700 shares vest ratably over a three year period with the initial vesting occurring March 5, 2013. The remaining 335,800 shares vest ratably over a three year period based upon the achievement of certain total stock return performance goals. These 335,800 shares were valued using the Monte-Carlo model with the following assumptions: 125% volatility; 2.8 year estimated life; zero dividends; .45% risk-free rate. The fair value of the restricted stock grants was $2,599,234.

On October 1, 2012, in connection with employment contracts with certain officers, the Company issued 225,000 restricted stock awards that vest over three years from the date of the grant.

NOTE 7—INCOME TAXES

Dune is in a position of cumulative reporting losses for the current and preceding reporting periods. The volatility of energy prices and uncertainty of when energy prices may rebound is not readily determinable by management. At this date, this general fact pattern does not allow the Company to project sufficient sources of future taxable income to offset tax loss carry forwards and net deferred tax assets. Under these current circumstances, it is management’s opinion that the realization of these tax attributes does not reach the “more likely than not criteria” under FASB ASC 740—Income Taxes. As a result, the Company’s taxes through September 30, 2012 are subject to a full valuation allowance.

During 2011, the Company negotiated a workout of certain debt obligations and as a result a change of control pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, occurred. Accordingly, the Company will be limited to utilizing a portion of the NOL’s to offset taxable income generated by the Company during the tax year ended December 31, 2011 and future years until the NOL’s are completely exhausted or expire unutilized. The amount of the limitation is estimated to be less than $1 million annually.

NOTE 8—FAIR VALUE MEASUREMENTS

Certain assets and liabilities are reported at fair value on a recurring basis in Dune’s Consolidated Balance Sheet. The following table summarizes the valuation of our investments and financial instruments by FASB ASC 820-10-05 pricing levels as of September 30, 2012:

	Fair Value Measurements at September 30, 2012 Using
	Level 1	Level 2	Level 3	Total
Oil and gas derivative assets	$—	$1,331,092	$—	$1,331,092
Oil and gas derivative liabilities	—	—	—	—

Total	$—	$1,331,092	$—	$1,331,092

NOTE 9—COMMITMENTS AND CONTINGENCIES

The Company, as an owner or lessee and operator of oil and gas properties, is subject to various federal, state and local laws and regulations relating to discharge of materials into, and protection of, the environment. These laws and regulations may, among other things, impose liability on the lessee under an oil and gas lease for the cost of pollution clean-up resulting from operations and subject the lessee to liability for pollution damages. In some instances, the Company may be directed to suspend or cease operations in the affected area. Dune maintains insurance coverage, which it believes is customary in the industry, although Dune is not fully insured against all environmental risks.

In connection with the acquisition of Goldking, the Company inherited an environmental contingency, which after conducting its due diligence and subsequent testing, the Company believes is the responsibility of a third party. However, federal and state regulators have determined Dune is the responsible party for cleanup of this area. Dune has maintained a passive maintenance of this site since it was first discovered after Hurricane Katrina. Costs to date of approximately $1,600,000 have primarily been covered by the Company’s insurance minus the standard deductibles. The Company still believes another party has the primary responsibility for this occurrence but is committed to working with the various state and federal authorities on resolution of this issue. Plans for testing and analysis of various containment products and remediation procedures by third party consultants are being reviewed and will be presented to the federal and state authorities for consideration. The possible cost of an acceptable containment product, assuming potential remediation programs are viable and acceptable to all involved parties, may be as much as $2,500,000 to $3,000,000. At this time, it is not known if the Company’s insurance will continue to cover the cleanup costs or if the Company can be successful in proving another party should be primarily responsible for the cost of remediation.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion will assist in the understanding of our financial position and results of operations. The information below should be read in conjunction with the consolidated financial statements, the related notes to consolidated financial statements and our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. Our discussion contains both historical and forward-looking information. We assess the risks and uncertainties about our business, long-term strategy and financial condition before we make any forward-looking statements but we cannot guarantee that our assessment is accurate or that our goals and projections can or will be met. Statements concerning results of future exploration, exploitation, development and acquisition expenditures as well as revenue, expense and reserve levels are forward-looking statements. We make assumptions about commodity prices, drilling results, production costs, administrative expenses and interest costs that we believe are reasonable based on currently available information.

Our primary focus will continue to be the development and exploration efforts in our Gulf Coast properties. We believe that our acreage position will allow us to grow organically through low risk drilling in the near term. This position continues to present attractive opportunities to expand our reserve base through field extensions and high risk/high reward exploratory drilling opportunities. In addition, we will constantly review, rationalize and “high-grade” our properties in order to optimize our existing asset base.

We expect to maintain and utilize our technical and operations teams’ knowledge of salt-dome structures and multiple stacked producing zones common in the Gulf Coast to enhance our growth prospects and reserve potential. We expect to employ technical advancements, including 3-D seismic data, pre-stack depth migration and directional drilling, to identify and exploit new opportunities in our asset base. We also plan to employ the latest drilling and completion technology in all of our wells to enhance recoverability and accelerate cash flows associated with these wells.

We continually review opportunities to acquire producing properties, leasehold acreage and drilling prospects that are in core operating areas. We are seeking to acquire operational control of properties that we believe have a solid proved reserve base coupled with significant exploitation and exploration potential.

Liquidity and Capital Resources

During the first nine months of 2012 compared to the first nine months of 2011, net cash flow provided by operations increased by $17.2 million to $11.9 million. This increase was primarily attributable to a reduction in interest expense which was a direct result of our capital restructuring in 2011.

Our current assets were $13.4 million on September 30, 2012. Cash on hand comprised approximately $5.6 million of this amount. This compared to $20.4 million in cash at the end of the calendar year 2011 and $21.7 million at the end of the third quarter of 2011. Accounts payable have decreased from $6.8 million at year end 2011 to $5.9 million at September 30, 2012. Accounts payable were $4.1 million at September 30, 2011. The reduced cash and increased payables compared to prior periods are principally the result of increased operating and capital spending activities thus far in 2012.

The financial statements continue to reflect a modest but ongoing drilling and facilities upgrade program which amounted to $20.9 million during the first nine months of 2012, up from $11.4 million spent during the same period of 2011. The increased spending reflected continued drilling activity at Garden Island Bay. We expect to spend approximately $6.0 million net (including dry-hole costs) during the final three months of 2012 on continuing development, exploitation and exploration opportunities within our asset base primarily in our Leeville and Garden Island Bay fields. This would represent a $2.5 million increase over our $24.4 million of capital investment and exploration costs in 2011. This capital forecast is anticipated to be reduced or increased depending on available cash flow and structure of deals associated with finding partners for some of the exploratory projects around Garden Island Bay. We can control the timing of many of our expenditures at Garden Island Bay, however, we are not the operator of Leeville and thus are subject to time constraints of the operator of the field.

On December 22, 2011, Dune completed a financial restructuring (the “Restructuring”), including the consummation of the exchange of $297,012,000 in aggregate principal amount of its 10.5% Senior Secured Notes due 2012 for shares of its newly issued common stock and shares of a new series of preferred stock that have been converted into common stock, which in the aggregate constitute approximately 97.2% of Dune’s common stock on a post-restructuring basis; and approximately $49.5 million aggregate principal amount of newly issued Floating Rate Senior Secured Notes due 2016, or the New Notes. The notes exchanged in the exchange offer constituted 99% of Dune’s senior notes outstanding prior to closing of the restructuring. As a component of the restructuring, and with the requisite consent of such preferred stockholders, all of Dune’s 10% Senior Redeemable Convertible Preferred Stock was converted into $4 million in cash and shares of common stock constituting approximately 1.5% of Dune’s common stock on a post-restructuring basis. Completion of the restructuring resulted in Dune’s pre-restructuring common stockholders holding approximately 1.3% of Dune’s common stock on a post-restructuring basis. After the restructuring, percentage ownership of Dune’s common stock will continue to be subject to dilution through issuance of equity compensation pursuant to Dune’s equity compensation arrangements.

As part of its overall financial restructuring, Dune has entered into a new $200.0 million senior secured revolving credit facility pursuant to a credit agreement, dated as of December 22, 2011, by and among Dune, Bank of Montreal, CIT Capital Securities LLC and the lenders party thereto, or the New Credit Agreement, with an initial borrowing base limit of up to $63.0 million that was reduced to $50.0 million at May 1, 2012. At September 30, 2012, $36 million was borrowed under this facility. Subsequent to September 30, 2012, an additional $2.0 million was borrowed yielding an outstanding balance of $38 million.

Our ability to access the full amount available under our revolver is subject to maintaining a 4.0 to 1.0 ratio of total debt to EBITDAX. This ratio was increased to 5.0 to 1.0 for the last two quarters of 2012 but will return to 4.0 to 1.0 at the end of the first quarter of 2013. This may result in limiting capital investments including non-consenting proposed drilling in our Leeville field or seeking additional outside capital.

In addition, as part of its restructuring, Dune implemented a 1-for-100 reverse stock split, which was effective on December 22, 2011. After the restructuring and the reverse stock split, there were approximately 38.6 million shares of Dune’s common stock outstanding. There were 39.4 million shares of common stock outstanding at September 30, 2012.

Our primary sources of liquidity are cash provided by operating activities, debt financing, sales of non-core properties and access to capital markets. We believe our current cash position and remaining availability under our borrowing arrangements, subject to negative covenants, allows us to meet our financial obligations and ongoing capital programs in the current commodity price environment. Notwithstanding the foregoing, fourth quarter EBITDAX may not be sufficient to permit access to the full amount of credit remaining available under the revolver. Consequently, the exact amount of capital spending for 2012 will depend upon individual well performance results, cash flow, effective revolver availability and, where applicable, partner negotiations on the timing of drilling operations. In addition, we expect to offer participations in our drilling program to industry partners over this time frame, thus potentially reducing our capital requirements. However, we have targeted a capital budget of approximately $26 million to $30 million (including dry-hole costs), primarily focused on our Garden Island Bay and Leeville field projects. The capital program will include several maintenance projects in addition to field exploitation within Garden Island Bay and Leeville. We have already initiated discussions with our principal investors with respect to raising new capital in order to fund these programs and refinance/reduce debt.

A failure to successfully raise the necessary capital may result in a violation of the revolver EBITDAX covenant when it returns to the 4.0 to 1 ratio on March 31, 2013. However, management believes that there are several options available that would avoid a covenant violation following an unsuccessful capital funding effort. Among these are some or all of the following: requesting another amendment to or waiver of the covenant by BMO; the conversion of the take-back notes to a non-debt instrument; a sale of some proved oil and gas properties in order to repay the revolver and senior secured note plus fund the capital program; and/or seeking additional outside capital.

Results of Operations

Year-over-year production decreased from 4,462 Mmcfe for the first nine months of 2011 to 4,114 Mmcfe for the same nine month period of 2012. The majority of this decrease resulted from production deferrals caused by down time associated with Hurricane Issac, facility failures and unplanned workovers within our fields. The limited new drilling essentially replaced the normal reservoir declines.

The following table reflects the decrease in oil and gas sales revenue due to the changes in prices and volumes:

	Three months ended September 30			Nine months ended September 30
	2012	% Change	2011	2012	% Change	2011
Oil production volume (Mbbls)	107	-11%	120	312	-16%	373
Oil sales revenue ($000)	$11,056	-7%	$11,871	$33,109	-12%	$37,777
Price per Bbl	$103.33	4%	$98.93	$106.12	5%	$101.28
Increase (decrease) in oil sales revenue due to:
Change in production volume	$(1,286)			$(6,178)
Change in prices	471			1,510

Total decrease in oil sales revenue	$(815)			$(4,668)

Gas production volume (Mmcf)	713	5%	678	2,242	1%	2,222
Gas sales revenue ($000)	$2,384	-26%	$3,236	$6,833	-36%	$10,639
Price per Mcf	$3.34	-30%	$4.77	$3.05	-36%	$4.79
Increase (decrease) in gas sales revenue due to:
Change in production volume	$167			$96
Change in prices	(1,019)			(3,902)

Total decrease in gas sales revenue	$(852)			$(3,806)

Total production volume (Mmcfe)	1,357	-3%	1,397	4,114	-8%	4,462
Total revenue ($000)	$13,440	-11%	$15,107	$39,942	-18%	$48,416
Price per Mcfe	$9.90	-8%	$10.81	$9.71	-11%	$10.85
Decrease in total revenue due to:
Change in production volume	$(432)			$(3,776)
Change in prices	(1,235)			(4,698)

Total decrease in revenue	$(1,667)			$(8,474)

We recorded a net loss available to common stockholders for the nine months ended September 30, 2012 of ($4.1 million) or ($0.10) loss per share compared to net loss available to common stockholders of ($47.7 million) or ($99.11) loss per share for the same period of 2011. The decrease in loss of $43.6 million for the period is primarily a result of a $23.0 million reduction in interest expense, a $6.0 million reduction in exploration expense and the elimination of $15.3 million of preferred stock dividends.

Revenues

Revenues for the quarter ended September 30, 2012 totaled $13.4 million compared to $15.1 million for the quarter ended September 30, 2011 representing a $1.7 million decrease. Production volumes for 2012 were 107 Mbbls of oil and 0.71 Bcf of natural gas or 1.36 Bcfe. This compares to 120 Mbbls of oil and 0.68 Bcf of natural gas or 1.40 Bcfe representing a 3% decline in production volumes. In 2012, the average sales price per barrel of oil was $103.33 and $3.34 per Mcf of natural gas as compared to $98.93 per barrel and $4.77 per Mcf, respectively for 2011. These results indicate that the decrease in revenue is attributable to reduced production volumes of 0.04 Bcfe or 3% and decreases in commodity prices of $.91 per Mcfe or 8%.

Revenues for the nine months ended September 30, 2012 totaled $39.9 million compared to $48.4 million for the nine months ended September 30, 2011 representing a $8.5 million decrease. Production volumes for 2012 were 312 Mbbls of oil and 2.24 Bcf of natural gas or 4.11 Bcfe. This compares to 373 Mbbls of oil and 2.22 Bcf of natural gas or 4.46 Bcfe representing a 8% decline in production volumes. In 2012, the average sales price per barrel of oil was $106.12 and $3.05 per Mcf of natural gas as compared to $101.28 per barrel and $4.79 per Mcf, respectively for 2011. These results indicate that the decrease in revenue is attributable to reduced production volumes of 0.35 Bcfe or 8% and decreases in commodity prices of $1.14 per Mcfe or 11%.

Operating expenses

Lease operating expense

The following table presents the major components of Dune’s lease operating expense (in thousands) for the three and nine months ended September 30, 2012 and 2011 on a Mcfe basis:

	Three months ended September 30,				Nine months ended September 30,
	2012		2011		2012		2011
	Total	Per Mcfe	Total	Per Mcfe	Total	Per Mcfe	Total	Per Mcfe
Direct operating expense	$4,627	$3.41	$4,249	$3.04	$13,952	$3.39	$13,921	$3.12
Production taxes	1,202	0.89	1,183	0.85	3,372	0.82	3,767	0.84
Ad valorem taxes	282	0.21	243	0.17	810	0.20	723	0.16
Transportation	306	0.23	330	0.24	990	0.24	887	0.20
Workovers	100	0.07	139	0.10	252	0.06	800	0.18

	$6,517	$4.81	$6,144	$4.40	$19,376	$4.71	$20,098	$4.50

Lease operating expense for the quarter ended September 30, 2012 totaled $6.5 million versus $6.1 million for the same period of 2011. This translated into an increase of $.41/Mcfe on a volume basis.

Lease operating expense for the nine months ended September 30, 2012 totaled $19.4 million versus $20.1 million for the same period of 2011. This translated into an increase of $0.21/Mcfe on a volume basis.

Accretion of asset retirement obligation

Accretion expense for asset retirement obligations increased by $0.04 million for the quarter ended September 30, 2012 compared to the same period in 2011. Similarly, accretion expense for the nine month period ended September 30, 2012 reflected a $0.11 million increase from the comparable period of 2011. This small increase is the result of reevaluating abandonment costs at year end.

Depletion, depreciation and amortization (DD&A)

For the quarter ended September 30, 2012, the Company recorded DD&A expense of $0.9 million ($0.68/Mcfe) compared to $5.5 million ($3.95/Mcfe) for the quarter ended September 30, 2011 representing a decrease of $4.6 million ($3.27/Mcfe). Additionally, for the nine months ended September 30, 2012, the Company recorded DD&A expense of $10.2 million ($2.47/Mcfe) compared to $17.1 million ($3.82/Mcfe) for the nine months ended September 30, 2011 representing a decrease of $6.9 million ($1.35/Mcfe). This reduction reflects both the impact of the reallocation of costs on the depletable base resulting from the Restructuring and the increase in reserves associated with the mid-year reserve report.

General and administrative expense (G&A expense)

G&A expense for the current quarter ended 2012 decreased $0.3 million (11%) from the comparable 2011 quarter to $2.1 million. Cash G&A expense for 2012 decreased $0.5 million (22%) from 2011 to $1.8 million. This decrease resulted principally from reduced professional fees resulting from the Restructuring in 2011.

For the nine months ended September 30, 2012 and 2011, G&A expense increased $1.0 million (15%) to $7.5 million. Cash G&A expense for the first nine months of the year increased $0.2 million (3%) to $6.2 million. This increase primarily resulted from additional stock-based compensation.

Loss on settlement of asset retirement obligation liability

A loss on the settlement of asset retirement obligations of $0.06 million was incurred in third quarter of 2012. Additionally, a loss of $1.0 million was incurred in the nine months ended September 30, 2012. These amounts result from the acceleration of plugging and abandonment costs that were projected to occur in a future period.

Exploration expense

In 2011, the Company, as a party to a joint venture, drilled an exploratory well. Although the Company continues to evaluate future options associated with the well, it expensed $0.9 million and $6.0 million of costs incurred on the well in the three and nine months ended September 30, 2011, respectively. No exploration expense was incurred in 2012.

Other income (expense)

Other income

There was no significant fluctuation in other income for the quarter ended September 30, 2012 compared to the same period in 2011. Other income for the nine months ended September 30, 2012 was $0.02 million less than the comparable 2011 period.

Interest expense

As a direct result of the Restructuring which occurred on December 22, 2011, interest expense for the quarter ended September 30, 2012 decreased to $2.4 million compared to $10.1 million in the comparable quarter ended 2011. Additionally, interest expense for the nine months ended September 30, 2012 decreased to $7.2 million compared to $30.2 million in the comparable period of 2011.

Gain (loss) on derivative instruments

In accordance with the requirements of the New Credit Agreement entered into with the Restructuring, the Company entered into hedge agreements in the first quarter of 2012.

For the quarter ended September 30, 2012, the Company incurred a loss on derivatives of ($2.4 million) composed of an unrealized loss of ($2.6 million) due to the change in the mark-to-market valuation and a realized gain of $0.2 million for cash settlements.

For the nine months ended September 30, 2012, the Company incurred a gain on derivatives of $2.3 million composed of an unrealized gain of $1.3 million due to the change in mark-to-market valuation and a realized gain of $1.0 million for cash settlements.

Net loss available to common stockholders

For the quarter ended September 30, 2012, net loss available to common stockholders decreased $14.1 million from the comparable quarter of 2011. This decrease reflects the impact of a $7.7 million reduction in interest expense, a $4.6 million decrease in DD&A expense, and a $5.3 million elimination of preferred stock dividends partially offset by a ($1.6 million) reduction in revenues and a ($2.4 million) loss on derivative liabilities.

For the nine months ended September 30, 2012, net loss available to common shareholders decreased $43.6 million from the comparable 2011 period. This decrease reflects the impact of a $22.9 million reduction in interest expense, a $6.0 million decrease in exploration expense, a $15.3 million elimination of preferred stock dividends and a $6.8 million decrease in DD&A expense partially offset by a ($8.5 million) reduction in revenues.

Item 4.	Controls and Procedures.

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of “disclosure controls and procedures” in Rule 13a-15(e). In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

At the end of the period covered by this quarterly report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based upon the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2012, our disclosure controls and procedures are effective.

During the quarter ended September 30, 2012, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II

OTHER INFORMATION

Item 6.	Exhibits

(a) Exhibits

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-KSB (File No. 001-32497) for the year ended December 31, 2002).

3.1.1	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated May 7, 2003 (incorporated by reference to Exhibit 3.1.1 the Registrant’s Form 10-K (File No. 001-32497) for the year ended December 31, 2010).

3.1.2	Certificate of Amendment of Certificate of Incorporation, dated May 5, 2004 (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-Q (File No. 001-32497) for the period ended March 31, 2007).

3.1.3	Certificate of Amendment of Certificate of Incorporation, dated June 12, 2007 (incorporated by reference to Exhibit 3.1.3 to the Registrant’s Form 10-K (File No. 001-32497) for the year ended December 31, 2010).

3.1.4	Certificate of Amendment of Certificate of Incorporation, dated December 14, 2007 (incorporated by reference to Exhibit 3.1.4 to the Registrant’s Form 10-K (File No. 001-32497) for the year ended December 31, 2010).

3.1.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated December 1, 2009 (incorporated by reference to Exhibit 3.1.2 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 1, 2009).

3.1.6	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated December 22, 2011 (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 27, 2011).

3.2	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on July 12, 2010).

10.1	2012 Dune Energy, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on March 6, 2012).

10.2	Form of Dune Energy, Inc. 2012 Stock Incentive Plan Nonqualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on March 6, 2012).

10.3	Form of Amendment to Dune Energy, Inc. 2012 Stock Incentive Plan Nonqualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registrant’s Current Report on Form 8-K (File No. 000-27897) filed on April 20, 2012).

10.4	Form of Dune Energy, Inc. 2012 Stock Incentive Plan Restricted Stock Agreement (Time Vesting) (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on March 6, 2012).

10.5	Form of Dune Energy, Inc. 2012 Stock Incentive Plan Restricted Stock Agreement (Performance Vesting) (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on March 6, 2012).

31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit No.	Description

31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification pursuant to 18 U.S.C. 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Chief Executive Officer.

32.2*	Certification pursuant to 18 U.S.C. 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Chief Financial Officer.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNE ENERGY, INC.

Date: November 2, 2012	By:	/S/ JAMES A. WATT
	Name:	James A. Watt
	Title:	President and Chief Executive Officer

Date: November 2, 2012	By:	/S/ FRANK T. SMITH, JR.
	Name:	Frank T. Smith, Jr.
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-KSB (File No. 001-32497) for the year ended December 31, 2002).

3.1.1	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated May 7, 2003 (incorporated by reference to Exhibit 3.1.1 the Registrant’s Form 10-K (File No. 001-32497) for the year ended December 31, 2010).

3.1.2	Certificate of Amendment of Certificate of Incorporation, dated May 5, 2004 (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-Q (File No. 001-32497) for the period ended March 31, 2007).

3.1.3	Certificate of Amendment of Certificate of Incorporation, dated June 12, 2007 (incorporated by reference to Exhibit 3.1.3 to the Registrant’s Form 10-K (File No. 001-32497) for the year ended December 31, 2010).

3.1.4	Certificate of Amendment of Certificate of Incorporation, dated December 14, 2007 (incorporated by reference to Exhibit 3.1.4 to the Registrant’s Form 10-K (File No. 001-32497) for the year ended December 31, 2010).

3.1.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated December 1, 2009 (incorporated by reference to Exhibit 3.1.2 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 1, 2009).

3.1.6	Certificate of Amendment of Amended and Restated Certificate of Incorporation, dated December 22, 2011 (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on December 27, 2011).

3.2	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on July 12, 2010).

10.1	2012 Dune Energy, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on March 6, 2012).

10.2	Form of Dune Energy, Inc. 2012 Stock Incentive Plan Nonqualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on March 6, 2012).

10.3	Form of Amendment to Dune Energy, Inc. 2012 Stock Incentive Plan Nonqualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registrant’s Current Report on Form 8-K (File No. 000-27897) filed on April 20, 2012).

10.4	Form of Dune Energy, Inc. 2012 Stock Incentive Plan Restricted Stock Agreement (Time Vesting) (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on March 6, 2012).

10.5	Form of Dune Energy, Inc. 2012 Stock Incentive Plan Restricted Stock Agreement (Performance Vesting) (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 001-32497) filed on March 6, 2012).

31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification pursuant to 18 U.S.C. 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Chief Executive Officer.

Exhibit No.	Description

32.2*	Certification pursuant to 18 U.S.C. 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, by Chief Financial Officer.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, James A. Watt, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Dune Energy, Inc. (the “Company”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fiscal quarter ended September 30, 2012 that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 2, 2012		/s/ JAMES A. WATT
	Name:	James A. Watt
	Title:	President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Frank T. Smith, Jr., certify that:

1. I have reviewed this quarterly report on Form 10-Q of Dune Energy, Inc. (the “Company”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s fiscal quarter ended September 30, 2012 that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 2, 2012		/s/ FRANK T. SMITH, JR.
	Name:	Frank T. Smith, Jr.
	Title:	Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, the President and Chief Executive Officer of Dune Energy, Inc. (the “Company”), does hereby certify under the standards set forth and solely for the purposes of 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report on Form 10-Q of the Company for the three months ended September 30, 2012 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in that Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 2, 2012	/S/ JAMES A. WATT
James A. Watt
President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, the Chief Financial Officer of Dune Energy, Inc. (the “Company”), does hereby certify under the standards set forth and solely for the purposes of 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report on Form 10-Q of the Company for the three months ended September 30, 2012 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in that Form 10-Q fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 2, 2012	/S/ FRANK T. SMITH, JR.
Frank T. Smith, Jr.
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 21, 2012

DUNE ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-27897	95-4737507
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S Employer Identification No.)

Two Shell Plaza 777 Walker Street, Suite 2300 Houston, Texas		77002
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (713) 229-6300

NOT APPLICABLE

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 21, 2012, Dune Energy, Inc. (the “Company”) entered into employment agreements effective October 1, 2012, with James A. Watt, the Company’s President and Chief Executive Officer, and Frank T. Smith, Jr., the Company’s Senior Vice President and Chief Financial Officer (collectively, the “Employment Agreements”).

The Employment Agreements provide for Mr. Watt to continue to serve as the Company’s President and Chief Executive Officer, at an annual base salary of $550,000, subject to adjustment by the Company’s Board of Directors (the “Board”) in its sole discretion, and Mr. Smith to continue to serve as the Company’s Senior Vice President and Chief Financial Officer, at an annual base salary of $306,000, subject to adjustment by the Board in its sole discretion.

The initial terms of employment under the Employment Agreements for Mr. Watt and Mr. Smith are thirty-nine (39) months and twenty-seven (27) months respectively, unless earlier terminated.

In addition to their base salary, Mr. Watt and Mr. Smith are eligible for a targeted annual bonus equal to 100% and 70%, respectively, of such officer’s then applicable base salary, as determined by the Board, based upon performance criteria set forth in the Employment Agreements.

In addition, Mr. Watt and Mr. Smith are being awarded 125,000 shares of common stock of the Company and 100,000 shares of common stock of the Company respectively. The shares of common stock granted under the Employment Agreements vest over a three year period, 1/3 each year on the anniversary of the effective date of the Employment Agreements (October 1, 2012).

A copy of the Employment Agreement with Mr. Watt is attached hereto as Exhibit 10.1 and is incorporated herein by reference. A copy of the Employment Agreement with Mr. Smith is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

10.1	Employment Agreement dated as of September 21, 2012 between the Company and James A. Watt

10.2	Employment Agreement dated as of September 21, 2012 between the Company and Frank T. Smith, Jr.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DUNE ENERGY, INC.

Date: September 25, 2012	By:	/s/ James A. Watt

Name: James A. Watt
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	Employment Agreement dated as of September 21, 2012 between the Company and James A. Watt

10.2	Employment Agreement dated as of September 21, 2012 between the Company and Frank T. Smith, Jr.

Exhibit 10.1

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT dated as of             , 2012 (this “Agreement”) is entered into by and between Dune Energy, Inc., a Delaware corporation having its principal place of business at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002 (the “Company”), and James A. Watt, an individual residing in the State of Texas (“Executive”).

WHEREAS, the Executive serves as the Company’s President and Chief Executive Officer pursuant to an Employment Agreement dated as of October 1, 2009 (the “Prior Agreement”);

WHEREAS, the parties thereto wish to enter into this Agreement pursuant to which Executive shall continue to serve in the capacity of President and Chief Executive Officer; and

WHEREAS, the Company desires to employ Executive and Executive desires to be employed by the Company in the capacity and for the term and compensation and subject to the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the parties agree as follows:

1. TITLE; RESPONSIBILITIES; REPORTING: Employer hereby employs the Executive and the Executive hereby accepts employment upon the terms and conditions hereinafter set forth. During the term of this Agreement, Executive shall diligently and faithfully: (a) serve the Company in the capacity of President and Chief Executive Officer (principal executive officer for SEC reporting purposes); (b) report directly to the Company’s Board of Directors (the “Board”); (c) discharge and carry out all duties, responsibilities and directions as may from time to time be given to Executive by the Board; and (d) abide by and carry out the policies and programs of the Company in existence or as the same may be changed from time to time.

2. EXCLUSIVITY: All services to be provided by Executive under this Agreement shall be performed by Executive personally. During the term of this Agreement, Executive shall devote substantially all of Executive’s business time, attention and energies and all of his skills, learnings and best efforts to the business of Company. At all times during the term of this Agreement, the services required of Executive and the location at which he performs such services shall not require that he reside outside of the State of Texas, except for travel in the ordinary course of business. Executive may (a) serve on corporate, civil or charitable boards or committees, (b) manage personal investments, and (c) deliver lectures and teach at educational institutions or events so long as such activities do not significantly interfere with the performance of Executive’s duties hereunder. It is expressly understood and agreed that to the extent that any such activities have been conducted by Executive prior to the Effective Date, the continued conduct of such activities (or the conduct of activities similar in nature and scope thereto) subsequent to the Effective Date shall not thereafter be deemed to interfere with the performance of Executive’s responsibilities to the Company.

EMPLOYMENT AGREEMENT - JAMES A. WATT	Page 1

3. TERM: The initial term of this Agreement shall commence on October 1, 2012 (the “Effective Date”) and end on December 31, 2015 (the “Termination Date”), unless sooner extended by agreement of the parties or earlier terminated in accordance with the provisions of this Agreement. Unless the Company or Executive gives written notice to the other party at least 60 days prior to the Termination Date of its or his intention to terminate this Agreement or to renegotiate its terms, this Agreement shall renew and continue in effect for successive one-year periods, and each anniversary from such original Termination Date shall thereafter be designated as the “Termination Date” for all purposes under this Agreement. The term of this Agreement, whether as originally scheduled, extended by agreement or shortened pursuant to an earlier termination in accordance herewith is referred to as the “Term.”

4. BASE SALARY: The Company shall pay to Executive a base salary at the rate of $550,000.00 per annum. Executive’s base salary may be reviewed and adjusted from time to time by the Board in its discretion, subject to Executive’s rights under Paragraph 16 of this Agreement. The base salary shall be paid in equal monthly installments on the first day of each month and shall be subject to such deductions by the Company as are required to be made pursuant to law, government regulations or order. Executive understands and agrees that Executive is an exempt employee as that term is applied for purposes of Federal or state wage and hour laws, and further understands that Executive shall not be entitled to any compensatory time off or other compensation for overtime.

5. PERFORMANCE BONUS: During the Term of this Agreement, Executive shall be eligible to earn a performance bonus (“Bonus”). The amount of the Bonus shall be targeted at one-hundred percent (100%) of the then applicable base salary (the “Target Bonus”), based upon the following performance criteria: (1) growth in proved producing reserves (“Proved Reserves”) as that term is used by the Society of Petroleum Evaluation Engineers in its 2004 report; (2) increase in annual production volumes; (3) finding and development costs; (4) other operating and financial factors as may be determined by the compensation committee and the board; and (5) achievement of individual goals for Executive as established by the Board. The actual Bonus may be less than or more than the Target Bonus based upon the assessment by the Board, in its sole and absolute discretion, of Executive’s performance against such criteria. Notwithstanding the foregoing, in no event shall the Bonus awarded in any year exceed two-hundred percent (200%) of the then applicable base salary.

6. STOCK AWARDS:

(a) Executive shall participate in all stock option/grant programs as are in effect from time to time, in accordance with the terms of any such programs. Executive’s equity-based awards shall be determined by the Compensation Committee and approved by the Board.

(b) In addition to any stock options/grants awarded to Executive pursuant to Paragraph 6(a) above, Executive shall receive a grant of 125,000 shares of common stock of the Company, such grant to be made as of October 1, 2012, and subject to the terms of the option/grant program in effect as of that date. This award will be time based and vest over a 3 year period, 1/3 each year on the anniversary of the effective date.

EMPLOYMENT AGREEMENT - JAMES A. WATT	Page 2

7. FRINGE BENEFITS: During the Term of this Agreement, Executive shall be entitled to major medical and full hospital insurance for Executive, his spouse and immediate dependents, provided that Executive and his family are insurable at “standard rates”. Executive shall also be entitled to such disability, life insurance, and other similar benefits as may be made available to other senior officers of the Company under such group benefit plans and/or programs as may be maintained by the Company from time to time, subject to any eligibility, co-payment and waiting period requirements under or applicable to any such benefit plans and/or programs. Executive acknowledges and agrees that the Company has the right, in its sole discretion, to amend, modify or terminate any such benefit plan or program at any time and for any reason or for no reason. Executive’s entitlement to such benefits shall end upon the termination of his employment with the Company, however caused, except as provided (a) by applicable law or (b) by the express terms of any such group benefit plan or program maintained by the Company.

8. VACATION, ETC.: During the Term of this Agreement, Executive shall be entitled to six (6) weeks paid vacation each twelve (12) months, to be taken at such time or times as shall be consistent with the proper performance by Executive of his duties. No unused vacation, holidays, sick leave or personal days may be carried forward from year to year, nor, except as provided below, shall accrued unused vacation be paid out in cash. In the event that Executive’s employment terminates for any reason, then Executive shall be entitled to payment for any accrued but unused vacation days during the year such termination occurs.

9. Expense Reimbursement; Travel Policy; Relocation Expenses:

(a) The Company shall provide Executive with such reasonable business lodging and travel expense reimbursements as are consistent with the Company’s policies in effect from time to time as they pertain to senior officers of the Company. All reimbursements by the Company provided for in this Agreement are conditioned upon Executive’s submission to the Company of reasonably satisfactory documentation and an itemized account for such expenses within a reasonable period after they are incurred. Expense reports and requests for reimbursement which are submitted later than two months after the expense is incurred will not be reimbursed without the approval of the Company’s Chief Financial Officer.

(b) The Company and Executive acknowledge that the Company has performed its prior agreement to reimburse Executive for his expenses incurred in relocating from the Dallas/Fort Worth area to Houston, Texas, except for a contingent liability of Executive for commission on the sale of Executive’s home in Dallas/Fort Worth area (the “Disputed Commission”). The Company acknowledges and agrees to its continuing obligation to reimburse Executive for the Disputed Commission, if assessed against Executive.

10. OTHER EMPLOYEE BENEFIT PLANS: During the Term, Executive shall be entitled to participate in all employee, Executive or key-employee benefit or incentive compensation plans maintained or established by the Company for the purpose of providing compensation and/or benefits to employees, Executives or key employees, generally, including without limitation, all pension, retirement, profit sharing, savings, stock option, deferred compensation and/or restricted stock grants. Unless otherwise provided herein, the compensation and benefits hereunder, and Executive’s participation in such plans, practices and programs shall be on the

EMPLOYMENT AGREEMENT - JAMES A. WATT	Page 3

same basis and terms as applicable to the other eligible participants in the particular plan, practice or program. No additional compensation provided under any such plans shall be deemed to modify or otherwise affect the terms of this Agreement or any of Executive’s entitlements hereunder.

11. DEATH OF EXECUTIVE: In the event of Executive’s death during the Term of this Agreement, the Company’s obligations and agreements under this Agreement shall automatically terminate as of the date of such death, and in full satisfaction thereof, the Company shall pay to Executive’s estate any base salary earned and unpaid through the date of such death and any business expenses or other fringe benefits otherwise due to Executive. Executive’s estate shall also be entitled to payment for (i) any bonus earned in the year preceding such termination but not yet paid and (ii) accrued but unused vacation days during the year such termination occurs. Such event shall not be deemed a “Termination Without Cause” as defined in Section 17 below. Payment of amounts owed under this Section 11 shall be made in a lump sum cash payment within fifteen (15) days after the date of the Executive’s termination of employment. Except for the Company’s obligation to reimburse the Disputed Commission as provided in paragraph 9(b), which shall continue in force and effect, all other obligations of the Company under this Agreement shall automatically cease, and Executive’s estate shall not be entitled to any other salary, payments or benefits otherwise payable to Executive under this Agreement, except as otherwise required by law.

12. DISABILITY OF EXECUTIVE: If Executive shall, during the term of this Agreement, suffer a “Disability,” (as defined, from time to time, in a disability plan that the Company may maintain for the benefit of its senior officers (a “Disability Plan”) or, whenever no such Disability Plan exists, as defined in accordance with the meanings on Exhibit A-1 hereto), then the Company shall have the right to terminate this Agreement and the Executive’s employment by written notice of such Disability to Executive, whereupon (except as otherwise provided in this Paragraph 12), the Company’s obligations and agreements under this Agreement shall automatically terminate as of the date of such notice, and in full satisfaction thereof, the Company shall pay to Executive any base salary earned and unpaid through the date of such notice (less any payments received by Executive under a Disability Plan) and any business expenses or other fringe benefits otherwise due to Executive. Executive shall also be entitled to payment for (i) any bonus earned in the year preceding such termination but not yet paid and (ii) accrued but unused vacation days during the year such termination occurs. No such termination shall be deemed a “Termination Without Cause”. Payment of amounts owed under this Section 12 shall be made in a lump sum cash payment within fifteen (15) days after the date of the Executive’s termination of employment. Except for the Company’s obligation to reimburse the Disputed Commission as provided in paragraph 9(b), which shall continue in force and effect, all other obligations of the Company under this Agreement shall automatically cease, and Executive shall not be entitled to any other salary, payments or benefits otherwise payable under this Agreement, except as otherwise required by law.

13. RESIGNATION NOTICE; TERMINATION: Executive agrees to give thirty (30) days’ prior written notice to the Company of any decision by Executive to resign during the Term of this Agreement (such notice hereinafter referred to as a “Resignation Notice”). Executive acknowledges and understands that these notice periods are for the exclusive benefit of the Company, and do not confer any employment obligation on the Company. If the Company

EMPLOYMENT AGREEMENT - JAMES A. WATT	Page 4

receives any such Resignation Notice, the Company may elect, in its sole discretion and for any reason or for no reason, to terminate Executive’s employment, either immediately or at any point during the period indicated in such notice.

14. POST-RESIGNATION ACTIONS: If Executive decides to resign from Executive’s employment with the Company, Executive agrees to make no public announcement and no statement to persons or entities doing business with the Company concerning Executive’s departure prior to Executive’s termination date without the written consent of the Company, and to continue faithfully performing and discharging Executive’s duties and responsibilities for the Company from the date of such Resignation Notice until such termination date.

15. POST-RESIGNATION OBLIGATIONS: Except as provided below with respect to resignations for “Good Reason,” no resignation under Section 13 hereof (or termination by the Company following a Resignation Notice) shall be deemed to be or treated as if it was a “Termination Without Cause” as defined below. Executive agrees and understands that, in the event of any such resignation (or termination by the Company following a Resignation Notice), Executive shall be entitled to receive Executive’s then applicable base salary through the date of termination of Executive’s employment and any business expenses otherwise due to Executive. Executive shall also be entitled to payment for any bonus earned in the year preceding such resignation but not yet paid. Payment of amounts owed under this Section 15 shall be made in a lump sum cash payment within fifteen (15) days after the date of the Executive’s termination of employment. All other obligations of the Company under this Agreement shall automatically cease, and Executive shall not be entitled to any other salary, payments or benefits otherwise payable under this Agreement, except as otherwise required by law. The parties further agree and understand that, in the event of any such resignation (or termination by the Company following a Resignation Notice), Executive’s obligations and agreements under Sections 23 through 27 hereof shall continue in full force and effect in the manner and on the terms set forth herein.

16. RESIGNATION FOR GOOD REASON: If Executive resigns for “Good Reason” (as defined below), then such a resignation (a “Resignation for Good Reason”) shall be treated hereunder as if it were a “Termination Without Cause” as defined in Section 17 below. “Good Reason” means any of the following failures or conditions which shall remain uncured thirty (30) days after written notice of such failure or condition is received by the Company from Executive, provided Executive gives the Company such notice no later than ninety (90) days after becoming aware of such failure or condition: (i) the failure of the Company to continue Executive in the position of the President and Chief Executive Officer of the Company (or such other senior Executive position as may be offered by the Company and which Executive in his sole discretion may accept); (ii) material diminution by the Company of Executive’s responsibilities, duties, or authority in comparison with the responsibilities, duties and authority held during the six month period immediately preceding such diminution, or assignment to Executive of any duties inconsistent with Executive’s position as the senior Executive officer of the Company (or such other senior Executive position as may be offered by the Company and which Executive in his sole discretion may accept); (iii) failure by the Company to pay and provide to Executive the compensation and benefits provided for in this Agreement to which Executive is entitled; or (iv) the requirement that Executive relocate his residence outside of the State of Texas.

EMPLOYMENT AGREEMENT - JAMES A. WATT	Page 5

17. TERMINATION WITHOUT CAUSE: Executive’s employment under this Agreement may be terminated at any time by the Company, without cause, upon thirty (30) days’ written notice to Executive (such termination referred to throughout this Agreement as a “Termination Without Cause”). In the event of any such Termination Without Cause, or if Executive resigns his employment for Good Reason, (a) Executive shall be entitled to receive Executive’s then applicable base salary through the date of termination of Executive’s employment and any business expenses or fringe benefits otherwise due to Executive and (b) in addition, the Company agrees to pay to Executive, as severance pay and in lieu of any further compensation for any subsequent period, an amount equal to two and ninety-nine one-hundredths times (2.99X) the sum of the (1) Executive’s then applicable base salary and (2) the Target Bonus (the “Severance Payment”). Executive shall also be entitled to payment for (i) any bonus earned in the year preceding such termination but not yet paid (ii) accrued but unused vacation days during the year such termination occurs. For a period of three (3) years following a Termination Without Cause (“Coverage Period”), Executive shall receive continued health care coverage for Executive, Executive’s spouse and dependents, under the Company’s health insurance plan, or, if coverage is not available under the terms of any such plan, the Company shall pay for all premiums necessary to maintain such coverage under COBRA and, upon expiration of COBRA eligibility, shall provide Executive with health insurance equivalent to that afforded its regular employees for the remainder of the Coverage Period. At the termination date, all stock options or other grants made to Executive pursuant to any incentive or benefit plans then in effect or by separate agreement shall vest in accordance with the terms of any such plans. Except for the Company’s obligation to reimburse the Disputed Commission as provided in paragraph 9(b), which shall continue in force and effect, all other obligations of the Company under this Agreement shall automatically cease, and Executive shall not be entitled to any other salary, payments or benefits otherwise payable under this Agreement, except as otherwise required by law.

18. TERMINATION FOLLOWING CHANGE OF CONTROL: If Executive’s employment is terminated by the Company within twelve (12) months after a Change of Control (as defined below) for reasons other than Cause as defined in Paragraph 20 of this Agreement, Disability, or Executive’s death, or if Executive resigns his employment for Good Reason within twelve (12) months after a Change of Control, then (a) Executive shall be entitled to receive Executive’s then applicable base salary through the date of termination of Executive’s employment and any business expenses or fringe benefits otherwise due to Executive and (b) in addition, the Company agrees to pay to Executive, the Severance Payment. Executive shall also be entitled to payment for (i) any bonus earned in the year preceding such termination but not yet paid and (ii) accrued but unused vacation days during the year such termination occurs. At the termination date, all stock options or other grants made to Executive pursuant to any incentive or benefit plans then in effect or by separate contract shall vest in accordance with the terms of any such plans or agreements. For a period of three (3) years following a Change of Control (“Coverage Period”), Executive shall receive continued health care coverage for Executive, Executive’s spouse and dependents, under the Company’s health insurance plan, or, if coverage is not available under the terms of any such plan, the Company shall pay for all premiums necessary to maintain such coverage under COBRA and, upon expiration of COBRA eligibility, shall provide Executive with health insurance equivalent to that afforded its regular employees for the remainder of the Coverage Period. Except for the Company’s obligation to reimburse the Disputed Commission as provided in paragraph 9(b), which shall continue in force and effect, all

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other obligations of the Company under this Agreement shall automatically cease, and Executive shall not be entitled to any other salary, payments or benefits otherwise payable under this Agreement, except as otherwise required by law.

“Change of Control,” as used herein, shall mean

(a) Change in the ownership of the Company — the date that any one person, or more than one person acting as a group, acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than 50 percent of the total fair market value or total voting power of the stock of the Company; or

(b) Change in the effective control of the Company

(i) The date any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing 30% or more of the total voting power of the stock of the Company; or

(ii) The date a majority of members of the Company’s board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Company’s board of directors before the date of the appointment or election; or

(c) Change in the ownership of a substantial portion of the Company’s assets — the date that any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 40 percent of the total gross fair market value of all of the assets of the corporation immediately before such acquisition or acquisitions.

19. RELEASE; TIMING OF SEVERANCE PAYMENTS: Executive’s right to Severance Payments under Paragraphs 17 and 18 of this agreement is contingent upon Executive signing a full release of all claims in the form attached hereto as Exhibit B (the “Release”), within forty-five (45) days after termination of employment and not revoking such release during any applicable revocation period. Severance Payments shall be paid to Executive within thirty (30) days following the date the Company receives the Release. Notwithstanding the foregoing, if Executive is a “specified employee,” as defined in Section 409A of the Code, except to the extent permitted under Section 409A of the Code, no benefit or payment that is subject to Section 409A of the Code (after taking into account all applicable exceptions to Section 409A of the Code, including but not limited to the exceptions for short-term deferrals and for “separation pay only upon an involuntary separation from service”) shall be made under this Agreement until the later of the date prescribed for payment in this Agreement and the 1st day of the 7th calendar month that begins after the date of Executive’s separation from service (or, if earlier, the date of death of Executive). Any such benefit or payment payable pursuant to this Agreement within the period described in the immediately preceding sentence will be deposited in a rabbi trust and will be payable in a lump sum cash payment, with interest accrued at the prime rate as published in the Wall Street Journal, on the payment date set forth in the immediately preceding sentence.

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20. TERMINATION FOR CAUSE: The Company, upon a vote of the Company’s Board of Directors (excluding Executive) shall be entitled to immediately terminate Executive’s services in any of the following circumstances, each of which shall constitute “cause” for such termination:

(a) the breach by Executive, in any material respect, of this Agreement (including, without limitation, the refusal or other failure by Executive to perform any of Executive’s duties hereunder other than a failure to perform resulting from death or physical or mental disability) and failure by Executive to cure such breach within ten (10) days of written notice thereof from the Company;

(b) the commission by Executive of any act of dishonesty, fraud, intentional material misrepresentation or act of moral turpitude in connection with his employment, including, but not limited to, misappropriation or embezzlement of any funds of the Company or any of its affiliates;

(c) the commission by Executive of any (1) willful misconduct or gross negligence, or (2) intentional act having the effect of injuring the reputation, business or business relationships of the Company or any of its affiliates, and which intentional act would not reasonably be deemed to be in the best interests of the Company;

(d) the entering by Executive of a plea of guilty or nolo contendere to, or the conviction of Executive for, a crime (other than a routine traffic offense) which carries a potential penalty of imprisonment for more than ninety (90) days and/or a fine in excess of Ten Thousand Dollars ($10,000);

(e) Executive’s abuse of alcohol, prescription drugs or controlled substances to a degree which interferes with his performance on behalf of the Company;

(f) Executive’s deliberate disregard of any lawful material rule or policy of the Company’s Board of Directors and failure to cure the same within ten (10) days of written notice thereof from the Company; or

(g) excessive absenteeism of Executive other than for reasons of illness, after written notice from the Company with respect thereto.

If Executive is terminated for any of the reasons referred to in the above sub-paragraphs (a) through (g), all obligations of the Company under this Agreement (except for obligations specifically referred to as continuing) shall automatically cease, and Executive shall only be entitled to receive Executive’s then applicable base salary through the date of termination and any Bonus earned in the year preceding such termination but not yet paid. Payment of amounts owed under this Section 20 shall be made in a lump sum cash payment within fifteen (15) days after the date of the Executive’s termination of employment. All other obligations of the Company under this Agreement shall automatically cease, and Executive shall not be entitled to any other salary, payments or benefits otherwise payable under this Agreement, except for the obligation to pay the Disputed Commission payable under paragraph 9(b) herein or as otherwise required by law. The parties further agree and understand that, in the event of any such

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termination, Executive’s obligations and agreements under Sections 23 through 27 hereof shall continue in full force and effect in the manner and on the terms set forth herein.

21. PAYMENT UPON EXPIRATION OF TERM: In the event that this Agreement expires by the arrival of a Termination Date without a prior termination or resignation, the Company agrees to pay to Executive his base salary and pro rata Bonus earned and unpaid through the date of such expiration and any business expenses or fringe benefits otherwise due to Executive. Executive shall also be entitled to payment for any Bonus earned in the year preceding the expiration of the Agreement but not yet paid and accrued but unused vacation days during the year such expiration occurs. Payment of amounts owed under this Section 21 shall be made in a lump sum cash payment within fifteen (15) days after the date of the Executive’s termination of employment. All other payments, benefits or arrangements provided by the Company shall cease immediately, except for the obligation to pay the Disputed Commission under Paragraph 9(b) herein or as otherwise required by law or the terms of any plan maintained by the Company. Notwithstanding the foregoing, the parties further agree and understand that, in the event of any such expiration, Executive’s obligations and agreements under Sections 23 through 27 hereof shall continue in full force and effect in the manner and on the terms set forth herein.

22. GROSS-UP PAYMENT:

(a) To the extent that (i) the payment of any Severance Payment, (ii) vesting under the grant of any stock grant or option provided under Section 6 hereof, or (iii) the payment of any other benefit within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) under any other agreement (collectively, “Payments”) would result in any taxes being imposed against Executive under Section 4999 of the Code (the “Excise Tax”), or, to the extent that the reimbursement of the Disputed Commission under Section 9(b) hereof would result in any taxes being imposed against Executive under the Code (together with the Excise Tax, “Taxes”), then the Company shall pay, and Executive will be entitled to receive, a payment (the “Gross-Up Payment”) in an amount equal to such Taxes, plus an amount as shall be required to hold Executive harmless from any tax liability relating to the payment of such Gross-Up Payment. To the extent Executive incurs any interest or penalties with respect to such Taxes (other than interest and penalties due to Executive’s failure to timely make any applicable election, file a tax return or pay taxes shown on his return) (the “Expenses”), then the Company shall reimburse Executive for such Expenses within five (5) days after Executive incurs such Expenses. This reimbursement obligation shall remain in effect during the applicable statute of limitations applicable to any such Expenses, and the amount of Expenses eligible for reimbursement during any taxable year of Executive will not affect the amount of Expenses eligible for reimbursement in any other taxable year of Executive. This right to reimbursement is not subject to liquidation or exchange for another benefit. To the extent the reimbursement by the Company of any Expenses is taxable to Executive, such taxable amount shall be subject to a Gross-Up Payment by the Company as provided herein.

(b) The Company shall bear any expense necessary in determining whether a Gross-Up Payment is required pursuant to this Agreement. The Gross-Up Payment, if any, shall be paid by the Company to Executive within five (5) days after remittance by the Executive of the applicable Taxes to the Internal Revenue Service and the submission to the Company of appropriate documentation of such remittance as may be required by the Company.

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23. Noncompetition:

(a) Executive expressly acknowledges that, in order to protect the Company, and persons and entities that do business with the Company, it is an essential condition of his employment that Executive agrees that during the Term of this Agreement and (unless this Agreement is terminated as a result of a Termination Without Cause or a Resignation For Good Reason):

(i) for a period of one (1) year thereafter, Executive will not directly or indirectly, for his own account or on behalf of any other person or as an employee, consultant, manager, agent, broker, stockholder, director or officer of a corporation, investor, owner, lender, partner, joint venturer, or otherwise engage in any business which is then directly engaged in the exploration, drilling or production of natural gas or oil, within any one (1) mile radius from any property in which the Company has an ownership, leasehold or participation interest at the date of such termination;

(ii) for a period of one (1) year thereafter (i) solicit, entice or induce any Customer (as defined below) of the Company to cease or limit its business with the Company (except if and to the extent directed to do so by the Chairman, Vice Chairman or Board of Directors of the Company), or to become a customer, supplier, vendor or client of any other person (including, without limitation, Executive, individually) or entity engaged in any activity or business competitive with the Company if as a consequence thereof such party shall reduce the business it does with the Company or (ii) interfere with the relationship between the Company and any Customer, and Executive shall not cause, assist or facilitate any person or entity in taking any such prohibited actions;

(iii) for a period of one (1) year thereafter, solicit, attempt to solicit or entice away from the Company’s employment, any employee of the Company, or disrupt or interfere with, or attempt to disrupt or interfere with, the Company’s relationship with any such person, and Executive shall not cause, assist or facilitate any person or entity in taking any such prohibited action;

(iv) disparage the Company or any of its shareholders, directors, officers, employees or agents or take any actions that are harmful to the Company’s goodwill with its customers, employees or the public; and

(v) engage in any act or practice the purpose of which is to evade the provisions of this covenant not to compete or to commit any act which adversely affects the business of the Company.

For purposes of this Agreement, a “Customer” of the Company shall mean any person or entity, who or which is, or was at any time within the prior one year period, a purchaser of goods or services from the Company, a landlord, sublandlord, licensor, licensee or supplier of (or prospective purchaser, landlord, sublandlord, licensor, licensee or supplier, provided the Company was in active discussions with such party prior to the termination of this Agreement), to or from the Company, as the case may be.

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(b) It is understood by Executive that the covenants contained in this Section 23 are essential elements of this Agreement and that, but for the agreement of Executive to comply with such covenants, the Company would not have agreed to enter into this Agreement and would not pay Executive the agreed compensation for his services. Executive acknowledges that the provisions of this Section 23 are reasonable and necessary for the protection of the Company and that enforcement of the provisions of this Section 23 shall not result in an unreasonable deprivation of the right of Executive to earn a living. The existence of any claim or cause of action of Executive against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of such covenants. The covenants of Executive in this Section 23 shall be construed as agreements independent of any provision in this Agreement. In the event a court of competent jurisdiction determines that the provisions of this Section 23 are excessively broad as to duration, geographical scope or activity, it is expressly agreed that Section 23 shall be construed so that the remaining provisions shall not be affected, but shall remain in full force and effect, and any such overbroad provisions shall be deemed, without further action on the part of any person, to be modified, amended and/or limited, but only to the extent necessary to render the same valid and enforceable in such jurisdiction.

24. NON-DISCLOSURE OF CONFIDENTIAL INFORMATION:

(a) Executive acknowledges and agrees that Executive’s services for the Company shall bring Executive into contact with sensitive or secret information relating to the Company, its successors, subsidiaries, assigns, officers, Executives, associated entities and/or agents including, but not limited to (i) information concerning the objectives, plans, commitments, contracts, leases, operations, executives, methods, market investigations, surveys, research, records, and costs and prices of the Company and/or the Company’s subsidiaries or associated entities, (ii) information concerning the identities, objectives, plans, preferences, needs, requests, specifications, commitments, contracts, operations, methods and records of the Company’s and/or its subsidiaries’ or associated entities’ lenders, prospective lenders, investors, owners and/or prospective owners, and (iii) any and all information, trade secrets or ideas that give the Company or its subsidiaries or associated entities the opportunity to obtain an advantage over such competitors of the Company or of such subsidiaries or associated entities that do not know or use such information, trade secrets or ideas (the “Confidential Information”).

(b) Executive further understands and acknowledges that Confidential Information includes not only recorded or written information, but information that Executive can recall or reconstruct from Executive’s memory.

(c) Executive agrees that he will, at all times, faithfully hold all such Confidential Information in the strictest of confidence and will, at all times, use his best efforts and highest diligence to keep such Confidential Information secret, to guard against its disclosure, and never, directly or indirectly, to disclose or divulge any such Confidential Information to any person, company, firm or other entity, or to use the same, except that (i) Executive may use Confidential Information as necessary to perform his duties of employment with the Company, (ii) Executive may disclose Confidential Information to those within the Company who have a need to know it in the performance of their duties for the Company, (iii) Executive may disclose Confidential Information to parties outside the Company when, as and if he is expressly directed to do so by

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Executive’s supervisors within the Company, and (iv) Executive may disclose Confidential Information as expressly directed by judicial process, provided that Executive has promptly, and prior to making such disclosure, provided a copy of such judicial process to the Company and the Company does not intervene to oppose such disclosure. Executive shall use his best efforts to afford the Company sufficient time to intervene to oppose any such disclosure, including, if necessary, seeking reasonable extensions of Executive’s time to make such disclosure.

(d) Executive shall continue to abide by all of his obligations under this Agreement respecting Confidential Information not only during his employment with the Company, but also for all time after any termination, resignation or expiration of his employment with the Company, however caused.

(e) Notwithstanding the foregoing, after any termination or resignation of Executive from his employment with the Company, Confidential Information shall not include, and Executive shall not be restricted from divulging or using, any information which Executive can demonstrate (i) is or becomes generally available to the public other than as a result of a disclosure by Executive, (ii) was available to Executive on a non-confidential basis prior to its disclosure to Executive by the Company or any of its subsidiaries or associated entities, or (iii) becomes available to Executive on a non-confidential basis from a source other than the Company or any of its subsidiaries or associated entities, provided, however, that such source was not bound by a confidentiality agreement with the Company or any of its subsidiaries or associated entities, or was not otherwise prohibited from transmitting such information to Executive.

(f) Executive agrees that upon any termination, resignation or expiration of his employment with the Company, however caused, Executive shall deliver to the Company all writings, documents, recordings, computer discs or other media of recordation or storage in his possession, custody or control containing any Confidential Information (including, without limitation, all duplicates and copies), shall relinquish access to any computer maintained by or for the benefit of the Company or any of its subsidiaries or associated entities, and shall purge all such Confidential Information (in whatever form, including electronic data) from any electronic media or storage devices, including computers, in Executive’s possession, custody or control. To insure compliance with this Agreement, at the time of such termination, resignation or expiration, Executive shall provide the Company with a sworn statement, duly notarized, that Executive has performed each and every agreement and obligation contained or referred to in this Section.

25. COMPANY PROPERTY: All inventions, improvements, systems, designs, ideas, business plans, sales techniques, approaches, surveys, prospect books, publications, memoranda, customer lists, files, notes, records, videotapes or any other business documentation or products (including, without limitation, Confidential Information) that Executive makes or conceives (either individually or jointly with others) or that are made available to Executive during his employment with the Company and until any termination, resignation or expiration of such employment for any reason, relating to and connected with his employment, or that Executive utilizes in carrying out his duties or responsibilities to the Company (the “Property”), shall be the Company’s exclusive property, and Executive assigns to the Company all of his rights, if any, in and to all such Property.

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26. TRADE NAMES, TRADEMARKS AND COPYRIGHT: During his employment with the Company, and continuing for all time after any termination, resignation or expiration of such employment for any reason, Executive agrees that he shall never have or claim any right, title or interest in any trade name, trademark or copyright (statutory or common law) belonging to or used by the Company, its subsidiaries, successors, assigns or associated entities, and shall never have or claim any right, title or interest in any material or matter of any sort, prepared for or used in connection with advertising, solicitation, circulation, editorial content or promotion of the business of the Company, its subsidiaries, successors, assigns or associated entities, whether produced, prepared or published in whole or in part by Executive. Executive recognizes that the Company and/or its subsidiaries or associated entities now have and shall hereafter have and retain sole and exclusive rights in and to any and all such trade names, trademarks, copyrights, material and matter.

27. INJUNCTIVE RELIEF: Executive expressly acknowledges and agrees that the Property and the Confidential Information are of a special, unique, unusual, extraordinary and intellectual character which gives them a peculiar value, and that a breach by Executive of any of the restrictive covenants contained in paragraphs 23 through 26 herein will cause the Company irreparable injury and damage for which there is no adequate remedy available at law. Executive further expressly acknowledges and agrees that the Company shall be entitled, in addition to any remedies available at law, to injunctive or other equitable relief to require specific performance, or to prevent a breach, of the provision of Paragraphs 23 through 26 of this Agreement by Executive without any requirement or showing that the Company has suffered any damages from such breach.

28. FURTHER INSTRUMENTS: Each of the Company and Executive shall execute, acknowledge, deliver and procure the execution, acknowledgment and delivery to the other of any and all further instruments which the other may reasonably deem necessary or expedient to carry out or effectuate the purposes or intent of this Agreement.

29. REPRESENTATIONS: Executive represents and warrants to the Company that Executive has the capacity and right to negotiate and enter into this Agreement, and Executive’s execution, delivery and performance of this Agreement does not breach, interfere with or conflict with any other contractual agreement, covenant not to compete, option, right of first refusal or other existing business relationship or any judgment or order, in each case, to which Executive is a party or otherwise subject.

30. SUCCESSORS AND ASSIGNS: This Agreement shall not be assignable by the Company without the prior consent of Executive, which shall not be unreasonably withheld. For purposes of this Agreement a transfer of this Agreement in connection with a merger, sale of a majority of the outstanding shares or consolidation of the Company or a sale of substantially all of the Company assets shall not constitute an assignment. This Agreement shall be binding upon the successors, heirs, executors and personal representatives of Executive. This Agreement contemplates the rendition of personal services by Executive and is not assignable by Executive.

31. SAVINGS CLAUSE: If any term or provision of this Agreement or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons or

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circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and be enforced to the fullest extent permitted by law. The Company’s rights and remedies provided for in this Agreement or by law shall, to the extent permitted by law, be cumulative.

32. GOVERNING LAW AND CONSTRUCTION: Any and all differences and disputes of whatever nature arising out of or relating to this Agreement (including, without limitation, the negotiation, execution, performance or termination of this Agreement) shall be governed by the laws of the State of Delaware applicable to contracts made, negotiated and to be performed entirely in such State without giving effect to its principles of conflicts of laws. With respect to all such differences and disputes, the parties agree and consent to be subject to the exclusive jurisdiction of the state and federal courts located in the State of Texas and consent to the exclusive venue of Texas.

33. NOTICES: All notices to be given under this Agreement shall be in writing and shall be given by hand, by overnight courier services which obtain acknowledgment of receipt or by certified or registered mail, return receipt requested, addressed to the party receiving such notice (each of the foregoing being referred to as “Written Notice”), or by facsimile transmission, such transmission being effective as of the date thereof if followed within ten (10) business days by Written Notice, as follows:

(a) if to the Company, to the Company’s address set forth above, with a copy to DLA Piper LLP (US), 401 Congress Avenue, Suite 2500, Austin, Texas, 78701, Attn: Paul Hurdlow, facsimile: (512) 457-7001;

(b) if to Executive, to Executive’s address on file with the Company; or

(c) to either party at such other addresses as shall have been specified in a notice similarly given.

34. FREEDOM TO EXECUTE AGREEMENT: The Company and Executive each represent, warrant and agree that they are free to enter into this Agreement, and that they are not subject to any obligations or disability which would prevent them from or interfere with their fully keeping and performing all of the covenants and conditions to be kept or performed under such agreements. The Company and Executive further represent, warrant and agree that they have not made and will not make any grant or assignment which conflicts with or impairs the complete enjoyment of the rights and privileges granted to the Company and Executive under this Agreement. Executive has had the opportunity to consult with his personal attorney and to negotiate this Agreement at “arms-length”.

35. ENTIRE AGREEMENT: This Agreement constitutes the entire agreement between the Company and Executive relating to the subject matters of this agreement, and all prior negotiations and understandings of the parties have been merged in such agreement. No modification of this agreement shall be valid unless in writing and executed by the parties hereto.

36. WAIVER OF BREACH: The waiver of a breach or default of or under any provision of this Agreement shall not be deemed a waiver of any other such breach or default of any kind or nature.

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37. 409A.

(a) It is the intention of the parties that compensation or benefits payable under this Agreement not be subject to the additional tax imposed pursuant to Section 409A of the Code and this Agreement shall be interpreted accordingly. To the extent such potential payments or benefits could become subject to additional tax under such Section, the parties shall cooperate to amend this Agreement with the goal of giving Executive the economic benefits described herein in a manner that does not result in such tax being imposed. However, in no event shall the Company be liable to Executive for any taxes, interest, or penalties imposed by virtue of the application of Code Section 409A to any payments or benefits provided under this Agreement.

(b) Each payment or benefit made pursuant to this Agreement shall be deemed to be a separate payment for purposes of Code Section 409A and each payment made in installments shall be treated as a series of separate payments for purposes of Code Section 409A, to the extent permitted under applicable law. In addition, payments or benefits are intended to be exempt from the requirements of Code Section 409A to the maximum extent possible as “short-term deferrals” pursuant to Treasury Regulation Section 1.409A-1(b)(4), as involuntary separation pay pursuant to Treasury Regulation Section 1.409A-1(b)(9)(iii), as exempt reimbursements under Treasury Regulation Section 1.409A-1(b)(9)(v), and/or under any other exemption that may be applicable, and this Agreement shall be construed accordingly.

(c) All taxable reimbursements provided hereunder that are deferred compensation subject to the requirements of Code Section 409A shall be made not later than the calendar year following the calendar year in which the expense was incurred. Any such taxable reimbursements or any taxable in-kind benefits provided in one calendar year shall not affect the expenses eligible for reimbursement or in-kind benefits to be provided in any other taxable year.

38. APPROVALS: This Agreement has been approved by the necessary vote of the Company’s Board of Directors of the Company.

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IN WITNESS WHEREOF, the parties have signed this Agreement as of the date first above written.

Company	DUNE ENERGY, INC.

By:
Name:
Title:

Executive:	JAMES A. WATT

By:
James A. Watt

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Exhibit A-1

For the purposes of this Employment Agreement, whenever the term “Disability” is not defined in a Disability Plan that the Company may maintain for the benefit of its senior officers, that term shall mean that, for a period of “120 continuous days”, Executive is “limited” from performing the “material and substantial duties” of his “regular occupation” due to his “sickness” or “injury.”

For purposes of this definition:

“120 continuous days” shall mean 120 days of sickness or injury which meets all of the other criteria for a Disability as defined herein, with no lapse of greater than 30 days (consecutively or in the aggregate);

“limited” from performing a duty or function means that Executive is unable to perform such duty or function;

“material and substantial duties” means duties that are normally required for the performance of Executive’s “regular occupation” and cannot be reasonably omitted or modified;

“regular occupation” means all of the functions that Executive was routinely performing prior to the onset of the condition or conditions that resulted in the Company’s decision to terminate Executive’s employment for reasons related to Disability;

“sickness” means any illness or disease that renders Executive incapable of performing material and substantial duties of his employment under the Employment Agreement; and

“injury” means a bodily injury that is the direct result of an accident and not related to any other cause.

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Exhibit B – GENERAL RELEASE

In consideration for the mutual promises described herein and in that certain Executive Employment Agreement (“Employment Agreement”) executed between Dune Energy, Inc. (“Company”) and             (“Employee”), the parties enter into the following General Release (“General Release”) and agree as follows:

1. Payment of Severance Package On the express condition that Employee executes this General Release within forty-five days of the date on which Employee terminates employment (the “Separation Date”) and does not revoke this General Release pursuant to Section 7.2(b) below, Company agrees to pay Employee the Severance Payment, as defined in the Employment Agreement, in the manner set forth in section 19 of the Employment Agreement, and continue to abide by the other surviving provisions of the Employment Agreement.

2. General Release.

2.1 Employee, for Employee and for Employee’s affiliates, successors, heirs, subrogees, assigns, principals, agents, partners, employees, associates, attorneys, and representatives, voluntarily, unconditionally, irrevocably and absolutely releases and discharges Company, and any parent and subsidiary corporations, divisions and affiliated corporations, partnerships or other affiliated entities of Company, past and present, as well as Company’s employees, officers, directors, agents, successors and assigns (collectively, “Released Parties”), from all claims related in any way to the transactions or occurrences between them to date, to the fullest extent permitted by law, including, but not limited to, Employee’s employment with Company, the termination of Employee’s employment, and all other losses, liabilities, claims, charges, demands and causes of action, known or unknown, suspected or unsuspected, arising directly or indirectly out of or in any way connected with Employee’s employment with Company. This release is intended to have the broadest possible application and includes, but is not limited to, any tort, contract, common law, constitutional or other statutory claims, including, but not limited to alleged violations of the Texas Labor Code (including but not limited to the Texas Civil Rights Act, the Texas Payday Act, and the Texas Minimum Wage Law), Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, the Family and Medical Leave Act, the Age Discrimination in Employment Act, and all claims for attorneys’ fees, costs and expenses. Employee expressly waives Employee’s right to recovery of any type, including damages or reinstatement, in any administrative or court action, whether state or federal, and whether brought by Employee or on Employee’s behalf, related in any way to the matters released herein. However, this general release is not intended to bar any claims that, by statute or other applicable law, may not be waived. Notwithstanding the foregoing, nothing within this paragraph releases Company from the promises it has made herein in this General Release.

2.2 Employee acknowledges that he may discover facts or law different from, or in addition to, the facts or law that he knows or believes to be true with respect to the claims released in this General Release and agrees, nonetheless, that this General Release and the

EMPLOYMENT AGREEMENT - JAMES A. WATT	Page 18

release contained in it shall be and remain effective in all respects notwithstanding such different or additional facts or the discovery of them.

2.3 Employee declares and represents that he intends this General Release to be complete and not subject to any claim of mistake, and that the release herein expresses a full and complete release and the parties intend the release herein to be final and complete.

3. Representation Concerning Filing of Legal Actions. Employee represents that, as of the date of this General Release, Employee has not filed any lawsuits, charges, complaints, petitions, claims or other accusatory pleadings against Company or any of the other Released Parties in any court or with any governmental agency.

4. Mutual Nondisparagement. Employee agrees that Employee will not make any voluntary statements, written or oral, or cause or encourage others to make any such statements that defame, disparage or in any way criticize the personal and/or business reputations, practices or conduct of Company or any of the other Released Parties. In turn, Company agrees that it will not, and will direct its officers and directors to not, make any voluntary statements, written or oral, or cause or encourage others to make any such statements that defame, disparage or in any way criticize the personal and/or business reputations, practices or conduct of Employee.

5. Confidentiality and Return of Company Property.

5.1 Employee understands and agrees that as a condition of receiving the Severance Payment in Paragraph 1, all Company property must be returned to Company on or before the Separation Date. By signing this General Release, Employee represents and warrants that Employee will have returned to Company on or before the Separation Date, all Company property, data and information belonging to Company and agrees that Employee will not use or disclose to others any confidential or proprietary information of Company or the Released Parties. In addition to, and not in limitation of, the foregoing, Employee is required to comply with and will not breach the non-competition, non-disclosure, company property, and other restrictive covenants set forth in Sections 23 through 26 of the Employment Agreement. The parties hereby agree that Sections 23 through 26 of the Employment Agreement, as well as the provisions of Section 27 of the Employment Agreement (which, among things, allows the Company to seek injunctive relief for a violation of Sections 23 through 26 of the Employment Agreement), are all expressly assumed and made part of this General Release. By signing this Agreement, Employee hereby represents and warrants that Employee is not in violation of any of the provisions of Sections 23 though 26 of the Employment Agreement.

5.2 In addition, Employee agrees to keep the terms of this General Release confidential between Employee and Company, except that Employee may tell Employee’s immediate family and attorney or accountant, if any, as needed, but in no event should Employee discuss this General Release or its terms with any current or prospective employee of Company.

6. No Admissions. By entering into this General Release, the Released Parties make no admission that they have engaged, or are now engaging, in any unlawful conduct. The parties understand and acknowledge that this General Release is not an admission of liability and shall not be used or construed as such in any legal or administrative proceeding.

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7. Older Workers’ Benefit Protection Act. This General Release is intended to satisfy the requirements of the Older Workers’ Benefit Protection Act, 29 U.S.C. sec. 626(f). Employee is advised to consult with an attorney before executing this General Release.

7.1 Acknowledgments/Time to Consider. Employee acknowledges and agrees that (a) Employee has read and understands the terms of this General Release; (b) Employee has been advised in writing to consult with an attorney before executing this General Release; (c) Employee has obtained and considered such legal counsel as Employee deems necessary; (d) Employee has been given twenty-one (21) days to consider whether or not to enter into this General Release (although Employee may elect not to use the full 21 day period at Employee’s option); and (e) by signing this General Release, Employee acknowledges that Employee does so freely, knowingly, and voluntarily.

7.2 Revocation/Effective Date. This General Release shall not become effective or enforceable until the eighth day after Employee signs this General Release. In other words, Employee may revoke Employee’s acceptance of this General Release within seven (7) days after the date Employee signs it. Employee’s revocation must be in writing and received by [insert name, title, address], by 5:00 p.m. Central Time on the seventh day in order to be effective. If Employee does not revoke acceptance within the seven (7) day period, Employee’s acceptance of this General Release shall become binding and enforceable on the eighth day (the “Effective Date”).

7.3 Preserved Rights of Employee. This General Release does not waive or release any rights or claims that Employee may have under the Age Discrimination in Employment Act that arise after the execution of this General Release. In addition, this General Release is not intended to bar any claims that, by statute or other applicable law, may not be waived.

8. Severability. In the event any provision of this General Release shall be found unenforceable, the unenforceable provision shall be deemed deleted and the validity and enforceability of the remaining provisions shall not be affected thereby.

9. Full Defense. This General Release may be pled as a full and complete defense to, and may be used as a basis for an injunction against, any action, suit or other proceeding that may be prosecuted, instituted or attempted by Employee in breach hereof.

10. Governing Law; Forum. The validity, interpretation and performance of this General Release shall be construed and interpreted according to the laws of the United States of America and the State of Delaware without giving effect to conflicts of law principles. Employee agrees that any disputes or litigation that may arise with respect to the General Release shall be brought and prosecuted in Harris County, Texas and waives any and all objections to the location of such litigation, including but not limited to objections based on forum non conveniens. In addition, Employee irrevocably consents to the exclusive personal jurisdiction of the federal and state courts located in Harris County, Texas, as applicable, for any matter arising out of or relating to this General Release.

11. Entire Agreement. This General Release, including the surviving provisions of the Employment Agreement incorporated herein by reference, constitutes the entire agreement

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between the parties relating to this subject matter and supersedes all prior or simultaneous representations, discussions, negotiations, and agreements, whether written or oral. This General Release may be amended or modified only with the written consent of Employee and the Board of Directors of Company. No oral waiver, amendment or modification will be effective under any circumstances whatsoever.

THE PARTIES TO THIS GENERAL RELEASE HAVE READ THE FOREGOING AGREEMENT AND FULLY UNDERSTAND EACH AND EVERY PROVISION CONTAINED HEREIN. WHEREFORE, THE PARTIES HAVE EXECUTED THIS GENERAL RELEASE ON THE DATES SHOWN BELOW.

EMPLOYEE

Dated:

Name:

DUNE ENERGY, INC.

Dated: By:

Its:

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Exhibit 10.2

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT dated as of             , 2012 (this “Agreement”) is entered into by and between Dune Energy, Inc., a Delaware corporation having its principal place of business at Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002 (the “Company”), and Frank T. Smith, Jr., an individual residing in the State of Texas (“Executive”).

WHEREAS, the Executive serves as the Company’s Senior Vice-President and Chief Financial Officer pursuant to an Employment Agreement dated as of October 1, 2009 (the “Prior Agreement”);

WHEREAS, the parties thereto wish to enter into this Agreement pursuant to which Executive shall continue to serve in the capacity of Senior Vice-President and Chief Financial Officer; and

WHEREAS, the Company desires to employ Executive and Executive desires to be employed by the Company in the capacity and for the term and compensation and subject to the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the parties agree as follows:

1. TITLE; RESPONSIBILITIES; REPORTING: Employer hereby employs the Executive and the Executive hereby accepts employment upon the terms and conditions hereinafter set forth. During the term of this Agreement, Executive shall diligently and faithfully: (a) serve the Company in the capacity of Senior Vice-President and Chief Financial Officer; (b) report directly to the Company’s President and Chief Executive Officer (the “CEO”); (c) discharge and carry out all duties and responsibilities as may from time to time be assigned, and such directions as may from time to time be given, to Executive by the CEO; and (d) abide by and carry out the policies and programs of the Company in existence or as the same may be changed from time to time.

2. EXCLUSIVITY: All services to be provided by Executive under this Agreement shall be performed by Executive personally. During the term of this Agreement, Executive shall devote substantially all of Executive’s business time, attention and energies and all of his skills, learnings and best efforts to the business of Company. At all times during the term of this Agreement, the services required of Executive and the location at which he performs such services shall not require that he reside outside of the State of Texas, except for travel in the ordinary course of business. Executive may (a) serve on corporate, civil or charitable boards or committees, (b) manage personal investments, and (c) deliver lectures and teach at educational institutions or events so long as such activities do not significantly interfere with the performance of Executive’s duties hereunder. It is expressly understood and agreed that to the extent that any such activities have been conducted by Executive prior to the Effective Date, the continued conduct of such activities (or the conduct of activities similar in nature and scope thereto) subsequent to the Effective Date shall not thereafter be deemed to interfere with the performance of Executive’s responsibilities to the Company.

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3. TERM: The initial term of this Agreement shall commence on October 1, 2012 (the “Effective Date”) and end on December 31, 2014 (the “Termination Date”), unless sooner extended by agreement of the parties or earlier terminated in accordance with the provisions of this Agreement. Unless the Company or Executive gives written notice to the other party at least [60] days prior to the Termination Date of its or his intention to terminate this Agreement or to renegotiate its terms, this Agreement shall renew and continue in effect for successive one-year periods, and each anniversary from such original Termination Date shall thereafter be designated as the “Termination Date” for all purposes under this Agreement. The term of this Agreement, whether as originally scheduled, extended by agreement or shortened pursuant to an earlier termination in accordance herewith is referred to as the “Term.”

4. BASE SALARY: The Company shall pay to Executive a base salary at the rate of $306,000.00 per annum. Executive’s base salary may be reviewed and adjusted from time to time by the Board in its discretion, subject to Executive’s rights under Paragraph 16 of this Agreement. The base salary shall be paid in equal monthly installments on the first day of each month and shall be subject to such deductions by the Company as are required to be made pursuant to law, government regulations or order. Executive understands and agrees that Executive is an exempt employee as that term is applied for purposes of Federal or state wage and hour laws, and further understands that Executive shall not be entitled to any compensatory time off or other compensation for overtime.

5. PERFORMANCE BONUS: During the Term of this Agreement, Executive shall be eligible to earn a performance bonus (“Bonus”). The amount of the Bonus shall be targeted at seventy percent (70%) of the then applicable base salary (the “Target Bonus”), based upon the following performance criteria: (1) growth in proved producing reserves (“Proved Reserves”) as that term is used by the Society of Petroleum Evaluation Engineers in its 2004 report; (2) increase in annual production volumes; (3) finding and development costs; (4) other operating and financial factors as may be determined by the compensation committee and the board; and (5) achievement of individual goals for Executive as established by the Board. The actual Bonus may be less than or more than the Target Bonus based upon the assessment by the Board, in its sole and absolute discretion, of Executive’s performance against such criteria. Notwithstanding the foregoing, in no event shall the Bonus awarded in any year exceed one-hundred-forty percent (140%) of the then applicable base salary.

6. STOCK AWARDS:

(a) Executive shall participate in all stock option/grant programs as are in effect from time to time, in accordance with the terms of any such programs. Executive’s equity-based awards shall be recommended by the CEO, reviewed and amended as appropriate by the Compensation Committee and approved by the Board.

(b) In addition to any stock options/grants awarded to Executive pursuant to Paragraph 6(a) above, Executive shall receive a grant of 100,000 shares of common stock of the Company, such grant to be made as of October 1, 2012, and subject to the terms of the option/grant program in effect as of that date. This award will be time based and vest over a 3 year period, 1/3 each year on the anniversary of the effective date.

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7. FRINGE BENEFITS: During the Term of this Agreement, Executive shall be entitled to major medical and full hospital insurance for Executive, his spouse and immediate dependents, provided that Executive and his family are insurable at “standard rates”. Executive shall also be entitled to such disability, life insurance, and other similar benefits as may be made available to other senior officers of the Company under such group benefit plans and/or programs as may be maintained by the Company from time to time, subject to any eligibility, co-payment and waiting period requirements under or applicable to any such benefit plans and/or programs. Executive acknowledges and agrees that the Company has the right, in its sole discretion, to amend, modify or terminate any such benefit plan or program at any time and for any reason or for no reason. Executive’s entitlement to such benefits shall end upon the termination of his employment with the Company, however caused, except as provided (a) by applicable law or (b) by the express terms of any such group benefit plan or program maintained by the Company.

8. VACATION, ETC.: During the Term of this Agreement, Executive shall be entitled to six (6) weeks paid vacation each twelve (12) months, to be taken at such time or times as shall be consistent with the proper performance by Executive of his duties. No unused vacation, holidays, sick leave or personal days may be carried forward from year to year, nor, except as provided below, shall accrued unused vacation be paid out in cash. In the event that Executive’s employment terminates for any reason then Executive shall be entitled to payment for any accrued but unused vacation days during the year such termination occurs.

9. EXPENSE REIMBURSEMENT; TRAVEL POLICY: The Company shall provide Executive with such reasonable business lodging and travel expense reimbursements as are consistent with the Company’s policies in effect from time to time as they pertain to senior officers of the Company. All reimbursements by the Company provided for in this Agreement are conditioned upon Executive’s submission to the Company of reasonably satisfactory documentation and an itemized account for such expenses within a reasonable period after they are incurred. Expense reports and requests for reimbursement which are submitted later than two months after the expense is incurred will not be reimbursed without the approval of the Company’s CEO.

10. OTHER EMPLOYEE BENEFIT PLANS: During the Term, Executive shall be entitled to participate in all employee, Executive or key-employee benefit or incentive compensation plans maintained or established by the Company for the purpose of providing compensation and/or benefits to employees, Executives or key employees, generally, including without limitation, all pension, retirement, profit sharing, savings, stock option, deferred compensation and/or restricted stock grants. Unless otherwise provided herein, the compensation and benefits hereunder, and Executive’s participation in such plans, practices and programs shall be on the same basis and terms as applicable to the other eligible participants in the particular plan, practice or program. No additional compensation provided under any such plans shall be deemed to modify or otherwise affect the terms of this Agreement or any of Executive’s entitlements hereunder.

11. DEATH OF EXECUTIVE: In the event of Executive’s death during the Term of this Agreement, the Company’s obligations and agreements under this Agreement shall automatically terminate as of the date of such death, and in full satisfaction thereof, the Company shall pay to

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Executive’s estate any base salary earned and unpaid through the date of such death and any business expenses or other fringe benefits otherwise due to Executive. Executive’s estate shall also be entitled to payment for (i) any bonus earned in the year preceding such termination but not yet paid and (ii) accrued but unused vacation days during the year such termination occurs. Such event shall not be deemed a “Termination Without Cause” as defined in Section 17 below. Payment of amounts owed under this Section 11 shall be made in a lump sum cash payment within fifteen (15) days after the date of the Executive’s termination of employment. All other obligations of the Company under this Agreement shall automatically cease, and Executive’s estate shall not be entitled to any other salary, payments or benefits otherwise payable to Executive under this Agreement, except as otherwise required by law.

12. DISABILITY OF EXECUTIVE: If Executive shall, during the term of this Agreement, suffer a “Disability,” (as defined, from time to time, in a disability plan that the Company may maintain for the benefit of its senior officers (a “Disability Plan”) or, whenever no such Disability Plan exists, as defined in accordance with the meanings on Exhibit A-1 hereto), then the Company shall have the right to terminate this Agreement and the Executive’s employment by written notice of such Disability to Executive, whereupon (except as otherwise provided in this Paragraph 12), the Company’s obligations and agreements under this Agreement shall automatically terminate as of the date of such notice, and in full satisfaction thereof, the Company shall pay to Executive any base salary earned and unpaid through the date of such notice (less any payments received by Executive under a Disability Plan) and any business expenses or other fringe benefits otherwise due to Executive. Executive shall also be entitled to payment for (i) any bonus earned in the year preceding such termination but not yet paid and (ii) accrued but unused vacation days during the year such termination occurs. No such termination shall be deemed a “Termination Without Cause”. Payment of amounts owed under this Section 12 shall be made in a lump sum cash payment within fifteen (15) days after the date of the Executive’s termination of employment. All other obligations of the Company under this Agreement shall automatically cease, and Executive shall not be entitled to any other salary, payments or benefits otherwise payable under this Agreement, except as otherwise required by law.

13. RESIGNATION NOTICE; TERMINATION: Executive agrees to give thirty (30) days’ prior written notice to the Company of any decision by Executive to resign during the Term of this Agreement (such notice hereinafter referred to as a “Resignation Notice”). Executive acknowledges and understands that these notice periods are for the exclusive benefit of the Company, and do not confer any employment obligation on the Company. If the Company receives any such Resignation Notice, the Company may elect, in its sole discretion and for any reason or for no reason, to terminate Executive’s employment, either immediately or at any point during the period indicated in such notice.

14. POST-RESIGNATION ACTIONS: If Executive decides to resign from Executive’s employment with the Company, Executive agrees to make no public announcement and no statement to persons or entities doing business with the Company concerning Executive’s departure prior to Executive’s termination date without the written consent of the Company, and to continue faithfully performing and discharging Executive’s duties and responsibilities for the Company from the date of such Resignation Notice until such termination date.

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15. POST-RESIGNATION OBLIGATIONS: Except as provided below with respect to resignations for “Good Reason,” no resignation under Section 13 hereof (or termination by the Company following a Resignation Notice) shall be deemed to be or treated as if it was a “Termination Without Cause” as defined below. Executive agrees and understands that, in the event of any such resignation (or termination by the Company following a Resignation Notice), Executive shall be entitled to receive Executive’s then applicable base salary through the date of termination of Executive’s employment and any business expenses otherwise due to Executive. Executive shall also be entitled to payment for any bonus earned in the year preceding such resignation but not yet paid. Payment of amounts owed under this Section 15 shall be made in a lump sum cash payment within fifteen (15) days after the date of the Executive’s termination of employment. All other obligations of the Company under this Agreement shall automatically cease, and Executive shall not be entitled to any other salary, payments or benefits otherwise payable under this Agreement, except as otherwise required by law. The parties further agree and understand that, in the event of any such resignation (or termination by the Company following a Resignation Notice), Executive’s obligations and agreements under Sections 23 through 27 hereof shall continue in full force and effect in the manner and on the terms set forth herein.

16. RESIGNATION FOR GOOD REASON: If Executive resigns for “Good Reason” (as defined below), then such a resignation (a “Resignation for Good Reason”) shall be treated hereunder as if it were a “Termination Without Cause” as defined in Section 17 below. “Good Reason” means any of the following failures or conditions which shall remain uncured thirty (30) days after written notice of such failure or condition is received by the Company from Executive, provided Executive gives the Company such notice no later than ninety (90) days after becoming aware of such failure or condition: (i) the failure of the Company to continue Executive in the position of Senior Vice-President and Chief Financial Officer of the Company (or such other senior Executive position as may be offered by the Company and which Executive in his sole discretion may accept); (ii) material diminution by the Company of Executive’s responsibilities, duties, or authority in comparison with the responsibilities, duties and authority held during the six month period immediately preceding such diminution, or assignment to Executive of any duties inconsistent with Executive’s position as the senior Executive officer of the Company (or such other senior Executive position as may be offered by the Company and which Executive in his sole discretion may accept); (iii) failure by the Company to pay and provide to Executive the compensation and benefits provided for in this Agreement to which Executive is entitled; or (iv) the requirement that Executive relocate his residence outside of the State of Texas.

17. TERMINATION WITHOUT CAUSE: Executive’s employment under this Agreement may be terminated at any time by the Company, without cause, upon thirty (30) days’ written notice to Executive (such termination referred to throughout this Agreement as a “Termination Without Cause”). In the event of any such Termination Without Cause, or if Executive resigns his employment for Good Reason, (a) Executive shall be entitled to receive Executive’s then applicable base salary through the date of termination of Executive’s employment and any business expenses or fringe benefits otherwise due to Executive and (b) in addition, the Company agrees to pay to Executive, as severance pay and in lieu of any further compensation for any subsequent period, an amount equal to one times (1.00X) the sum of the (1) Executive’s then applicable base salary and (2) the Target Bonus (the “Severance Payment”). Executive shall also be entitled to payment for (i) any bonus earned in the year preceding such termination but not yet paid (ii) accrued but unused vacation days during the year such termination occurs. For a

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period of two (2) years following a Termination Without Cause (“Coverage Period”), Executive shall receive continued health care coverage for Executive, Executive’s spouse and dependents, under the Company’s health insurance plan, or, if coverage is not available under the terms of any such plan, the Company shall pay for all premiums necessary to maintain such coverage under COBRA and, upon expiration of COBRA eligibility, shall provide Executive with health insurance equivalent to that afforded its regular employees for the remainder of the Coverage Period. At the termination date, all stock options or other grants made to Executive pursuant to any incentive or benefit plans then in effect or by separate agreement shall vest in accordance with the terms of any such plans. All other obligations of the Company under this Agreement shall automatically cease, and Executive shall not be entitled to any other salary, payments or benefits otherwise payable under this Agreement, except as otherwise required by law.

18. TERMINATION FOLLOWING CHANGE OF CONTROL: If Executive’s employment is terminated by the Company within twelve (12) months after a Change of Control (as defined below) for reasons other than Cause as defined in Paragraph 20 of this Agreement, Disability, or Executive’s death, or if Executive resigns his employment for Good Reason within twelve (12) months after a Change of Control, then (a) Executive shall be entitled to receive Executive’s then applicable base salary through the date of termination of Executive’s employment and any business expenses or fringe benefits otherwise due to Executive and (b) in addition, the Company agrees to pay to Executive, two times (2X) the Severance Payment. Executive shall also be entitled to payment for (i) any bonus earned in the year preceding such termination but not yet paid and (ii) accrued but unused vacation days during the year such termination occurs. At the termination date, all stock options or other grants made to Executive pursuant to any incentive or benefit plans then in effect or by separate contract shall vest in accordance with the terms of any such plans or agreements. For a period of two (2) years following a Change of Control (“Coverage Period”), Executive shall receive continued health care coverage for Executive, Executive’s spouse and dependents, under the Company’s health insurance plan, or, if coverage is not available under the terms of any such plan, the Company shall pay for all premiums necessary to maintain such coverage under COBRA and, upon expiration of COBRA eligibility, shall provide Executive with health insurance equivalent to that afforded its regular employees for the remainder of the Coverage Period. Except for the Company’s obligation to reimburse the Disputed Commission as provided in paragraph 9(b), which shall continue in force and effect, all other obligations of the Company under this Agreement shall automatically cease, and Executive shall not be entitled to any other salary, payments or benefits otherwise payable under this Agreement, except as otherwise required by law.

“Change of Control,” as used herein, shall mean

(a) Change in the ownership of the Company — the date that any one person, or more than one person acting as a group, acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than 50 percent of the total fair market value or total voting power of the stock of the Company; or

(b) Change in the effective control of the Company

(i) The date any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most

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recent acquisition by such person or persons) ownership of stock of the Company possessing 30% or more of the total voting power of the stock of the Company; or

(ii) The date a majority of members of the Company’s board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Company’s board of directors before the date of the appointment or election; or

(c) Change in the ownership of a substantial portion of the Company’s assets — the date that any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 40 percent of the total gross fair market value of all of the assets of the corporation immediately before such acquisition or acquisitions.

19. RELEASE; TIMING OF SEVERANCE PAYMENTS: Executive’s right to Severance Payments under Paragraphs 17 and 18 of this agreement is contingent upon Executive signing a full release of all claims in the form attached hereto as Exhibit B (the “Release”), within forty-five (45) days after termination of employment and not revoking such release during any applicable revocation period. Severance Payments shall be paid to Executive within thirty (30) days following the date the Company receives the Release. Notwithstanding the foregoing, if Executive is a “specified employee,” as defined in Section 409A of the Code, except to the extent permitted under Section 409A of the Code, no benefit or payment that is subject to Section 409A of the Code (after taking into account all applicable exceptions to Section 409A of the Code, including but not limited to the exceptions for short-term deferrals and for “separation pay only upon an involuntary separation from service”) shall be made under this Agreement until the later of the date prescribed for payment in this Agreement and the 1st day of the 7th calendar month that begins after the date of Executive’s separation from service (or, if earlier, the date of death of Executive). Any such benefit or payment payable pursuant to this Agreement within the period described in the immediately preceding sentence will be deposited in a rabbi trust and will be payable in a lump sum cash payment, with interest accrued at the prime rate as published in the Wall Street Journal, on the payment date set forth in the immediately preceding sentence.

20. TERMINATION FOR CAUSE: The Company, upon a vote of the Company’s Board of Directors (excluding Executive) shall be entitled to immediately terminate Executive’s services in any of the following circumstances, each of which shall constitute “cause” for such termination:

(a) the breach by Executive, in any material respect, of this Agreement (including, without limitation, the refusal or other failure by Executive to perform any of Executive’s duties hereunder other than a failure to perform resulting from death or physical or mental disability) and failure by Executive to cure such breach within ten (10) days of written notice thereof from the Company;

(b) the commission by Executive of any act of dishonesty, fraud, intentional material misrepresentation or act of moral turpitude in connection with his employment, including, but

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not limited to, misappropriation or embezzlement of any funds of the Company or any of its affiliates;

(c) the commission by Executive of any (1) willful misconduct or gross negligence, or (2) intentional act having the effect of injuring the reputation, business or business relationships of the Company or any of its affiliates, and which intentional act would not reasonably be deemed to be in the best interests of the Company;

(d) the entering by Executive of a plea of guilty or nolo contendere to, or the conviction of Executive for, a crime (other than a routine traffic offense) which carries a potential penalty of imprisonment for more than ninety (90) days and/or a fine in excess of Ten Thousand Dollars ($10,000);

(e) Executive’s abuse of alcohol, prescription drugs or controlled substances to a degree which interferes with his performance on behalf of the Company;

(f) Executive’s deliberate disregard of any lawful material rule or policy of the Company’s Board of Directors and failure to cure the same within ten (10) days of written notice thereof from the Company; or

(g) excessive absenteeism of Executive other than for reasons of illness, after written notice from the Company with respect thereto.

If Executive is terminated for any of the reasons referred to in the above sub-paragraphs (a) through (g), all obligations of the Company under this Agreement (except for obligations specifically referred to as continuing) shall automatically cease, and Executive shall only be entitled to receive Executive’s then applicable base salary through the date of termination and any Bonus earned in the year preceding such termination but not yet paid. Payment of amounts owed under this Section 20 shall be made in a lump sum cash payment within fifteen (15) days after the date of the Executive’s termination of employment. All other obligations of the Company under this Agreement shall automatically cease, and Executive shall not be entitled to any other salary, payments or benefits otherwise payable under this Agreement, except as otherwise required by law. The parties further agree and understand that, in the event of any such termination, Executive’s obligations and agreements under Sections 23 through 27 hereof shall continue in full force and effect in the manner and on the terms set forth herein.

21. PAYMENT UPON EXPIRATION OF TERM: In the event that this Agreement expires by the arrival of a Termination Date without a prior termination or resignation, the Company agrees to pay to Executive his base salary and pro rata Bonus earned and unpaid through the date of such expiration and any business expenses or fringe benefits otherwise due to Executive. Executive shall also be entitled to payment for any Bonus earned in the year preceding the expiration of the Agreement but not yet paid and accrued but unused vacation days during the year such expiration occurs. Payment of amounts owed under this Section 21 shall be made in a lump sum cash payment within fifteen (15) days after the date of the Executive’s termination of employment. All other payments, benefits or arrangements provided by the Company shall cease immediately, except as otherwise required by law or the terms of any plan maintained by the Company. Notwithstanding the foregoing, the parties further agree and understand that, in the

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event of any such expiration, Executive’s obligations and agreements under Sections 23 through 27 hereof shall continue in full force and effect in the manner and on the terms set forth herein.

22. GROSS-UP PAYMENT:

(a) To the extent that (i) the payment of any Severance Payment, (ii) vesting under the grant of any stock grant or option provided under Section 6 hereof, or (iii) the payment of any other benefit within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) under any other agreement (collectively, “Payments”) would result in any taxes being imposed against Executive under Section 4999 of the Code (the “Excise Taxes”), then the Company shall pay, and Executive will be entitled to receive, a payment (the “Gross-Up Payment”) in an amount equal to such Excise Taxes, plus an amount as shall be required to hold Executive harmless from any tax liability relating to the payment of such Gross-Up Payment. To the extent Executive incurs any interest or penalties with respect to such Excise Taxes (other than interest and penalties due to Executive’s failure to timely make any applicable election, file a tax return or pay taxes shown on his return) (the “Expenses”), then the Company shall reimburse Executive for such Expenses within five (5) days after Executive incurs such Expenses. This reimbursement obligation shall remain in effect during the applicable statute of limitations applicable to any such Expenses, and the amount of Expenses eligible for reimbursement during any taxable year of Executive will not affect the amount of Expenses eligible for reimbursement in any other taxable year of Executive. This right to reimbursement is not subject to liquidation or exchange for another benefit. To the extent the reimbursement by the Company of any Expenses is taxable to Executive, such taxable amount shall be subject to a Gross-Up Payment by the Company as provided herein.

(b) The Company shall bear any expense necessary in determining whether a Gross-Up Payment is required pursuant to this Agreement. The Gross-Up Payment, if any, shall be paid by the Company to Executive within five (5) days after remittance by the Executive of the applicable Excise Taxes to the Internal Revenue Service and the submission to the Company of appropriate documentation of such remittance as may be required by the Company.

23. NONCOMPETITION:

(a) Executive expressly acknowledges that, in order to protect the Company, and persons and entities that do business with the Company, it is an essential condition of his employment that Executive agrees that during the Term of this Agreement and (unless this Agreement is terminated as a result of a Termination Without Cause or a Resignation For Good Reason):

(i) for a period of one (1) year thereafter, Executive will not directly or indirectly, for his own account or on behalf of any other person or as an employee, consultant, manager, agent, broker, stockholder, director or officer of a corporation, investor, owner, lender, partner, joint venturer, or otherwise engage in any business which is then directly engaged in the exploration, drilling or production of natural gas or oil, within any one (1) mile radius from any property in which the Company has an ownership, leasehold or participation interest at the date of such termination;

EMPLOYMENT AGREEMENT - FRANK T. SMITH, JR.	Page 9

(ii) for a period of one (1) year thereafter (i) solicit, entice or induce any Customer (as defined below) of the Company to cease or limit its business with the Company (except if and to the extent directed to do so by the CEO, or to become a customer, supplier, vendor or client of any other person (including, without limitation, Executive, individually) or entity engaged in any activity or business competitive with the Company if as a consequence thereof such party shall reduce the business it does with the Company or (ii) interfere with the relationship between the Company and any Customer, and Executive shall not cause, assist or facilitate any person or entity in taking any such prohibited actions;

(iii) for a period of one (1) year thereafter, solicit, attempt to solicit or entice away from the Company’s employment, any employee of the Company, or disrupt or interfere with, or attempt to disrupt or interfere with, the Company’s relationship with any such person, and Executive shall not cause, assist or facilitate any person or entity in taking any such prohibited action;

(iv) disparage the Company or any of its shareholders, directors, officers, employees or agents or take any actions that are harmful to the Company’s goodwill with its customers, employees or the public; and

(v) engage in any act or practice the purpose of which is to evade the provisions of this covenant not to compete or to commit any act which adversely affects the business of the Company.

For purposes of this Agreement, a “Customer” of the Company shall mean any person or entity, who or which is, or was at any time within the prior one year period, a purchaser of goods or services from the Company, a landlord, sublandlord, licensor, licensee or supplier of (or prospective purchaser, landlord, sublandlord, licensor, licensee or supplier, provided the Company was in active discussions with such party prior to the termination of this Agreement), to or from the Company, as the case may be.

(b) It is understood by Executive that the covenants contained in this Section 23 are essential elements of this Agreement and that, but for the agreement of Executive to comply with such covenants, the Company would not have agreed to enter into this Agreement and would not pay Executive the agreed compensation for his services. Executive acknowledges that the provisions of this Section 23 are reasonable and necessary for the protection of the Company and that enforcement of the provisions of this Section 23 shall not result in an unreasonable deprivation of the right of Executive to earn a living. The existence of any claim or cause of action of Executive against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of such covenants. The covenants of Executive in this Section 23 shall be construed as agreements independent of any provision in this Agreement. In the event a court of competent jurisdiction determines that the provisions of this Section 23 are excessively broad as to duration, geographical scope or activity, it is expressly agreed that Section 23 shall be construed so that the remaining provisions shall not be affected, but shall remain in full force and effect, and any such overbroad provisions shall be deemed, without further action on the part of any person, to be modified, amended and/or

EMPLOYMENT AGREEMENT - FRANK T. SMITH, JR.	Page 10

limited, but only to the extent necessary to render the same valid and enforceable in such jurisdiction.

24. NON-DISCLOSURE OF CONFIDENTIAL INFORMATION:

(a) Executive acknowledges and agrees that Executive’s services for the Company shall bring Executive into contact with sensitive or secret information relating to the Company, its successors, subsidiaries, assigns, officers, Executives, associated entities and/or agents including, but not limited to (i) information concerning the objectives, plans, commitments, contracts, leases, operations, executives, methods, market investigations, surveys, research, records, and costs and prices of the Company and/or the Company’s subsidiaries or associated entities, (ii) information concerning the identities, objectives, plans, preferences, needs, requests, specifications, commitments, contracts, operations, methods and records of the Company’s and/or its subsidiaries’ or associated entities’ lenders, prospective lenders, investors, owners and/or prospective owners, and (iii) any and all information, trade secrets or ideas that give the Company or its subsidiaries or associated entities the opportunity to obtain an advantage over such competitors of the Company or of such subsidiaries or associated entities that do not know or use such information, trade secrets or ideas (the “Confidential Information”).

(b) Executive further understands and acknowledges that Confidential Information includes not only recorded or written information, but information that Executive can recall or reconstruct from Executive’s memory.

(c) Executive agrees that he will, at all times, faithfully hold all such Confidential Information in the strictest of confidence and will, at all times, use his best efforts and highest diligence to keep such Confidential Information secret, to guard against its disclosure, and never, directly or indirectly, to disclose or divulge any such Confidential Information to any person, company, firm or other entity, or to use the same, except that (i) Executive may use Confidential Information as necessary to perform his duties of employment with the Company, (ii) Executive may disclose Confidential Information to those within the Company who have a need to know it in the performance of their duties for the Company, (iii) Executive may disclose Confidential Information to parties outside the Company when, as and if he is expressly directed to do so by Executive’s supervisors within the Company, and (iv) Executive may disclose Confidential Information as expressly directed by judicial process, provided that Executive has promptly, and prior to making such disclosure, provided a copy of such judicial process to the Company and the Company does not intervene to oppose such disclosure. Executive shall use his best efforts to afford the Company sufficient time to intervene to oppose any such disclosure, including, if necessary, seeking reasonable extensions of Executive’s time to make such disclosure.

(d) Executive shall continue to abide by all of his obligations under this Agreement respecting Confidential Information not only during his employment with the Company, but also for all time after any termination, resignation or expiration of his employment with the Company, however caused.

(e) Notwithstanding the foregoing, after any termination or resignation of Executive from his employment with the Company, Confidential Information shall not include, and Executive shall not be restricted from divulging or using, any information which Executive can

EMPLOYMENT AGREEMENT - FRANK T. SMITH, JR.	Page 11

demonstrate (i) is or becomes generally available to the public other than as a result of a disclosure by Executive, (ii) was available to Executive on a non-confidential basis prior to its disclosure to Executive by the Company or any of its subsidiaries or associated entities, or (iii) becomes available to Executive on a non-confidential basis from a source other than the Company or any of its subsidiaries or associated entities, provided, however, that such source was not bound by a confidentiality agreement with the Company or any of its subsidiaries or associated entities, or was not otherwise prohibited from transmitting such information to Executive.

(f) Executive agrees that upon any termination, resignation or expiration of his employment with the Company, however caused, Executive shall deliver to the Company all writings, documents, recordings, computer discs or other media of recordation or storage in his possession, custody or control containing any Confidential Information (including, without limitation, all duplicates and copies), shall relinquish access to any computer maintained by or for the benefit of the Company or any of its subsidiaries or associated entities, and shall purge all such Confidential Information (in whatever form, including electronic data) from any electronic media or storage devices, including computers, in Executive’s possession, custody or control. To insure compliance with this Agreement, at the time of such termination, resignation or expiration, Executive shall provide the Company with a sworn statement, duly notarized, that Executive has performed each and every agreement and obligation contained or referred to in this Section.

25. COMPANY PROPERTY: All inventions, improvements, systems, designs, ideas, business plans, sales techniques, approaches, surveys, prospect books, publications, memoranda, customer lists, files, notes, records, videotapes or any other business documentation or products (including, without limitation, Confidential Information) that Executive makes or conceives (either individually or jointly with others) or that are made available to Executive during his employment with the Company and until any termination, resignation or expiration of such employment for any reason, relating to and connected with his employment, or that Executive utilizes in carrying out his duties or responsibilities to the Company (the “Property”), shall be the Company’s exclusive property, and Executive assigns to the Company all of his rights, if any, in and to all such Property.

26. TRADE NAMES, TRADEMARKS AND COPYRIGHT: During his employment with the Company, and continuing for all time after any termination, resignation or expiration of such employment for any reason, Executive agrees that he shall never have or claim any right, title or interest in any trade name, trademark or copyright (statutory or common law) belonging to or used by the Company, its subsidiaries, successors, assigns or associated entities, and shall never have or claim any right, title or interest in any material or matter of any sort, prepared for or used in connection with advertising, solicitation, circulation, editorial content or promotion of the business of the Company, its subsidiaries, successors, assigns or associated entities, whether produced, prepared or published in whole or in part by Executive. Executive recognizes that the Company and/or its subsidiaries or associated entities now have and shall hereafter have and retain sole and exclusive rights in and to any and all such trade names, trademarks, copyrights, material and matter.

EMPLOYMENT AGREEMENT - FRANK T. SMITH, JR.	Page 12

27. INJUNCTIVE RELIEF: Executive expressly acknowledges and agrees that the Property and the Confidential Information are of a special, unique, unusual, extraordinary and intellectual character which gives them a peculiar value, and that a breach by Executive of any of the restrictive covenants contained in paragraphs 23 through 26 herein will cause the Company irreparable injury and damage for which there is no adequate remedy available at law. Executive further expressly acknowledges and agrees that the Company shall be entitled, in addition to any remedies available at law, to injunctive or other equitable relief to require specific performance, or to prevent a breach, of the provision of Paragraphs 23 through 26 of this Agreement by Executive without any requirement or showing that the Company has suffered any damages from such breach.

28. FURTHER INSTRUMENTS: Each of the Company and Executive shall execute, acknowledge, deliver and procure the execution, acknowledgment and delivery to the other of any and all further instruments which the other may reasonably deem necessary or expedient to carry out or effectuate the purposes or intent of this Agreement.

29. REPRESENTATIONS: Executive represents and warrants to the Company that Executive has the capacity and right to negotiate and enter into this Agreement, and Executive’s execution, delivery and performance of this Agreement does not breach, interfere with or conflict with any other contractual agreement, covenant not to compete, option, right of first refusal or other existing business relationship or any judgment or order, in each case, to which Executive is a party or otherwise subject.

30. SUCCESSORS AND ASSIGNS: This Agreement shall not be assignable by the Company without the prior consent of Executive, which shall not be unreasonably withheld. For purposes of this Agreement a transfer of this Agreement in connection with a merger, sale of a majority of the outstanding shares or consolidation of the Company or a sale of substantially all of the Company assets shall not constitute an assignment. This Agreement shall be binding upon the successors, heirs, executors and personal representatives of Executive. This Agreement contemplates the rendition of personal services by Executive and is not assignable by Executive.

31. SAVINGS CLAUSE: If any term or provision of this Agreement or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and be enforced to the fullest extent permitted by law. The Company’s rights and remedies provided for in this Agreement or by law shall, to the extent permitted by law, be cumulative.

32. GOVERNING LAW AND CONSTRUCTION: Any and all differences and disputes of whatever nature arising out of or relating to this Agreement (including, without limitation, the negotiation, execution, performance or termination of this Agreement) shall be governed by the laws of the State of Delaware applicable to contracts made, negotiated and to be performed entirely in such State without giving effect to its principles of conflicts of laws. With respect to all such differences and disputes, the parties agree and consent to be subject to the exclusive jurisdiction of the state and federal courts located in the State of Texas and consent to the exclusive venue of Texas.

EMPLOYMENT AGREEMENT - FRANK T. SMITH, JR.	Page 13

33. NOTICES: All notices to be given under this Agreement shall be in writing and shall be given by hand, by overnight courier services which obtain acknowledgment of receipt or by certified or registered mail, return receipt requested, addressed to the party receiving such notice (each of the foregoing being referred to as “Written Notice”), or by facsimile transmission, such transmission being effective as of the date thereof if followed within ten (10) business days by Written Notice, as follows:

(a) if to the Company, to the Company’s address set forth above, with a copy to DLA Piper LLP (US), 401 Congress Avenue, Suite 2500, Austin, Texas, 78701, Attn: Paul Hurdlow, facsimile: (512) 457-7001;

(b) if to Executive, to Executive’s address on file with the Company; or

(c) to either party at such other addresses as shall have been specified in a notice similarly given.

34. FREEDOM TO EXECUTE AGREEMENT: The Company and Executive each represent, warrant and agree that they are free to enter into this Agreement, and that they are not subject to any obligations or disability which would prevent them from or interfere with their fully keeping and performing all of the covenants and conditions to be kept or performed under such agreements. The Company and Executive further represent, warrant and agree that they have not made and will not make any grant or assignment which conflicts with or impairs the complete enjoyment of the rights and privileges granted to the Company and Executive under this Agreement. Executive has had the opportunity to consult with his personal attorney and to negotiate this Agreement at “arms-length”.

35. ENTIRE AGREEMENT: This Agreement constitutes the entire agreement between the Company and Executive relating to the subject matters of this agreement, and all prior negotiations and understandings of the parties have been merged in such agreement. No modification of this agreement shall be valid unless in writing and executed by the parties hereto.

36. WAIVER OF BREACH: The waiver of a breach or default of or under any provision of this Agreement shall not be deemed a waiver of any other such breach or default of any kind or nature.

37. 409A.

(a) It is the intention of the parties that compensation or benefits payable under this Agreement not be subject to the additional tax imposed pursuant to Section 409A of the Code and this Agreement shall be interpreted accordingly. To the extent such potential payments or benefits could become subject to additional tax under such Section, the parties shall cooperate to amend this Agreement with the goal of giving Executive the economic benefits described herein in a manner that does not result in such tax being imposed. However, in no event shall the Company be liable to Executive for any taxes, interest, or penalties imposed by virtue of the application of Code Section 409A to any payments or benefits provided under this Agreement.

(b) Each payment or benefit made pursuant to this Agreement shall be deemed to be a separate payment for purposes of Code Section 409A and each payment made in installments

EMPLOYMENT AGREEMENT - FRANK T. SMITH, JR.	Page 14

shall be treated as a series of separate payments for purposes of Code Section 409A, to the extent permitted under applicable law. In addition, payments or benefits are intended to be exempt from the requirements of Code Section 409A to the maximum extent possible as “short-term deferrals” pursuant to Treasury Regulation Section 1.409A-1(b)(4), as involuntary separation pay pursuant to Treasury Regulation Section 1.409A-1(b)(9)(iii), as exempt reimbursements under Treasury Regulation Section 1.409A-1(b)(9)(v), and/or under any other exemption that may be applicable, and this Agreement shall be construed accordingly.

(c) All taxable reimbursements provided hereunder that are deferred compensation subject to the requirements of Code Section 409A shall be made not later than the calendar year following the calendar year in which the expense was incurred. Any such taxable reimbursements or any taxable in-kind benefits provided in one calendar year shall not affect the expenses eligible for reimbursement or in-kind benefits to be provided in any other taxable year.

38. APPROVALS: This Agreement has been approved by the necessary vote of the Company’s Board of Directors of the Company.

[Remainder of Page Intentionally Left Blank]

EMPLOYMENT AGREEMENT - FRANK T. SMITH, JR.	Page 15

IN WITNESS WHEREOF, the parties have signed this Agreement as of the date first above written.

Company	DUNE ENERGY, INC.

By:
Name: James A. Watt
Title: President & Chief Executive Officer

Executive:	FRANK T. SMITH, JR.

By:
Frank T. Smith, Jr.

EMPLOYMENT AGREEMENT - FRANK T. SMITH, JR.	Page 16

Exhibit A-1

For the purposes of this Employment Agreement, whenever the term “Disability” is not defined in a Disability Plan that the Company may maintain for the benefit of its senior officers, that term shall mean that, for a period of “120 continuous days”, Executive is “limited” from performing the “material and substantial duties” of his “regular occupation” due to his “sickness” or “injury.”

For purposes of this definition:

“120 continuous days” shall mean 120 days of sickness or injury which meets all of the other criteria for a Disability as defined herein, with no lapse of greater than 30 days (consecutively or in the aggregate);

“limited” from performing a duty or function means that Executive is unable to perform such duty or function;

“material and substantial duties” means duties that are normally required for the performance of Executive’s “regular occupation” and cannot be reasonably omitted or modified;

“regular occupation” means all of the functions that Executive was routinely performing prior to the onset of the condition or conditions that resulted in the Company’s decision to terminate Executive’s employment for reasons related to Disability;

“sickness” means any illness or disease that renders Executive incapable of performing material and substantial duties of his employment under the Employment Agreement; and

“injury” means a bodily injury that is the direct result of an accident and not related to any other cause.

EMPLOYMENT AGREEMENT - FRANK T. SMITH, JR.	Page 17

Exhibit B – GENERAL RELEASE

In consideration for the mutual promises described herein and in that certain Executive Employment Agreement (“Employment Agreement”) executed between Dune Energy, Inc. (“Company”) and             (“Employee”), the parties enter into the following General Release (“General Release”) and agree as follows:

1. Payment of Severance Package On the express condition that Employee executes this General Release within forty-five days of the date on which Employee terminates employment (the “Separation Date”) and does not revoke this General Release pursuant to Section 7.2(b) below, Company agrees to pay Employee the Severance Payment, as defined in the Employment Agreement, in the manner set forth in section 19 of the Employment Agreement, and continue to abide by the other surviving provisions of the Employment Agreement.

2. General Release.

2.1 Employee, for Employee and for Employee’s affiliates, successors, heirs, subrogees, assigns, principals, agents, partners, employees, associates, attorneys, and representatives, voluntarily, unconditionally, irrevocably and absolutely releases and discharges Company, and any parent and subsidiary corporations, divisions and affiliated corporations, partnerships or other affiliated entities of Company, past and present, as well as Company’s employees, officers, directors, agents, successors and assigns (collectively, “Released Parties”), from all claims related in any way to the transactions or occurrences between them to date, to the fullest extent permitted by law, including, but not limited to, Employee’s employment with Company, the termination of Employee’s employment, and all other losses, liabilities, claims, charges, demands and causes of action, known or unknown, suspected or unsuspected, arising directly or indirectly out of or in any way connected with Employee’s employment with Company. This release is intended to have the broadest possible application and includes, but is not limited to, any tort, contract, common law, constitutional or other statutory claims, including, but not limited to alleged violations of the Texas Labor Code (including but not limited to the Texas Civil Rights Act, the Texas Payday Act, and the Texas Minimum Wage Law), Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, the Family and Medical Leave Act, the Age Discrimination in Employment Act, and all claims for attorneys’ fees, costs and expenses. Employee expressly waives Employee’s right to recovery of any type, including damages or reinstatement, in any administrative or court action, whether state or federal, and whether brought by Employee or on Employee’s behalf, related in any way to the matters released herein. However, this general release is not intended to bar any claims that, by statute or other applicable law, may not be waived. Notwithstanding the foregoing, nothing within this paragraph releases Company from the promises it has made herein in this General Release.

2.2 Employee acknowledges that he may discover facts or law different from, or in addition to, the facts or law that he knows or believes to be true with respect to the claims released in this General Release and agrees, nonetheless, that this General Release and the

EMPLOYMENT AGREEMENT - FRANK T. SMITH, JR.	Page 18

release contained in it shall be and remain effective in all respects notwithstanding such different or additional facts or the discovery of them.

2.3 Employee declares and represents that he intends this General Release to be complete and not subject to any claim of mistake, and that the release herein expresses a full and complete release and the parties intend the release herein to be final and complete.

3. Representation Concerning Filing of Legal Actions. Employee represents that, as of the date of this General Release, Employee has not filed any lawsuits, charges, complaints, petitions, claims or other accusatory pleadings against Company or any of the other Released Parties in any court or with any governmental agency.

4. Mutual Nondisparagement. Employee agrees that Employee will not make any voluntary statements, written or oral, or cause or encourage others to make any such statements that defame, disparage or in any way criticize the personal and/or business reputations, practices or conduct of Company or any of the other Released Parties. In turn, Company agrees that it will not, and will direct its officers and directors to not, make any voluntary statements, written or oral, or cause or encourage others to make any such statements that defame, disparage or in any way criticize the personal and/or business reputations, practices or conduct of Employee.

5. Confidentiality and Return of Company Property.

5.1 Employee understands and agrees that as a condition of receiving the Severance Payment in Paragraph 1, all Company property must be returned to Company on or before the Separation Date. By signing this General Release, Employee represents and warrants that Employee will have returned to Company on or before the Separation Date, all Company property, data and information belonging to Company and agrees that Employee will not use or disclose to others any confidential or proprietary information of Company or the Released Parties. In addition to, and not in limitation of, the foregoing, Employee is required to comply with and will not breach the non-competition, non-disclosure, company property, and other restrictive covenants set forth in Sections 23 through 26 of the Employment Agreement. The parties hereby agree that Sections 23 through 26 of the Employment Agreement, as well as the provisions of Section 27 of the Employment Agreement (which, among things, allows the Company to seek injunctive relief for a violation of Sections 23 through 26 of the Employment Agreement), are all expressly assumed and made part of this General Release. By signing this Agreement, Employee hereby represents and warrants that Employee is not in violation of any of the provisions of Sections 23 though 26 of the Employment Agreement.

5.2 In addition, Employee agrees to keep the terms of this General Release confidential between Employee and Company, except that Employee may tell Employee’s immediate family and attorney or accountant, if any, as needed, but in no event should Employee discuss this General Release or its terms with any current or prospective employee of Company.

6. No Admissions. By entering into this General Release, the Released Parties make no admission that they have engaged, or are now engaging, in any unlawful conduct. The parties understand and acknowledge that this General Release is not an admission of liability and shall not be used or construed as such in any legal or administrative proceeding.

EMPLOYMENT AGREEMENT - FRANK T. SMITH, JR.	Page 19

7. Older Workers’ Benefit Protection Act. This General Release is intended to satisfy the requirements of the Older Workers’ Benefit Protection Act, 29 U.S.C. sec. 626(f). Employee is advised to consult with an attorney before executing this General Release.

7.1 Acknowledgments/Time to Consider. Employee acknowledges and agrees that (a) Employee has read and understands the terms of this General Release; (b) Employee has been advised in writing to consult with an attorney before executing this General Release; (c) Employee has obtained and considered such legal counsel as Employee deems necessary; (d) Employee has been given twenty-one (21) days to consider whether or not to enter into this General Release (although Employee may elect not to use the full 21 day period at Employee’s option); and (e) by signing this General Release, Employee acknowledges that Employee does so freely, knowingly, and voluntarily.

7.2 Revocation/Effective Date. This General Release shall not become effective or enforceable until the eighth day after Employee signs this General Release. In other words, Employee may revoke Employee’s acceptance of this General Release within seven (7) days after the date Employee signs it. Employee’s revocation must be in writing and received by [insert name, title, address], by 5:00 p.m. Central Time on the seventh day in order to be effective. If Employee does not revoke acceptance within the seven (7) day period, Employee’s acceptance of this General Release shall become binding and enforceable on the eighth day (the “Effective Date”).

7.3 Preserved Rights of Employee. This General Release does not waive or release any rights or claims that Employee may have under the Age Discrimination in Employment Act that arise after the execution of this General Release. In addition, this General Release is not intended to bar any claims that, by statute or other applicable law, may not be waived.

8. Severability. In the event any provision of this General Release shall be found unenforceable, the unenforceable provision shall be deemed deleted and the validity and enforceability of the remaining provisions shall not be affected thereby.

9. Full Defense. This General Release may be pled as a full and complete defense to, and may be used as a basis for an injunction against, any action, suit or other proceeding that may be prosecuted, instituted or attempted by Employee in breach hereof.

10. Governing Law; Forum. The validity, interpretation and performance of this General Release shall be construed and interpreted according to the laws of the United States of America and the State of Delaware without giving effect to conflicts of law principles. Employee agrees that any disputes or litigation that may arise with respect to the General Release shall be brought and prosecuted in Harris County, Texas and waives any and all objections to the location of such litigation, including but not limited to objections based on forum non conveniens. In addition, Employee irrevocably consents to the exclusive personal jurisdiction of the federal and state courts located in Harris County, Texas, as applicable, for any matter arising out of or relating to this General Release.

11. Entire Agreement. This General Release, including the surviving provisions of the Employment Agreement incorporated herein by reference, constitutes the entire agreement

EMPLOYMENT AGREEMENT - FRANK T. SMITH, JR.	Page 20

between the parties relating to this subject matter and supersedes all prior or simultaneous representations, discussions, negotiations, and agreements, whether written or oral. This General Release may be amended or modified only with the written consent of Employee and the Board of Directors of Company. No oral waiver, amendment or modification will be effective under any circumstances whatsoever.

THE PARTIES TO THIS GENERAL RELEASE HAVE READ THE FOREGOING AGREEMENT AND FULLY UNDERSTAND EACH AND EVERY PROVISION CONTAINED HEREIN. WHEREFORE, THE PARTIES HAVE EXECUTED THIS GENERAL RELEASE ON THE DATES SHOWN BELOW.

EMPLOYEE

Dated:

Name:

DUNE ENERGY, INC.

Dated: By:

Its:

EMPLOYMENT AGREEMENT - FRANK T. SMITH, JR.	Page 21

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 25, 2012

DUNE ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-27897	95-4737507
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S Employer Identification No.)

Two Shell Plaza 777 Walker Street, Suite 2300 Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 229-6300

NOT APPLICABLE

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On September 25, 2012, Dune Energy, Inc. (the “Company”) entered into the First Amendment to Amended and Restated Credit Agreement among the Company, certain of the lenders party to the Amended and Restated Credit Agreement dated as of December 22, 2011 (the “Credit Agreement”), and Bank of Montreal as administrative agent for the lenders (the “Amendment to the Credit Agreement”).

Prior to the amendment, the Credit Agreement provided that the Company would not, as of the last day of any fiscal quarter, permit its ratio of Total Debt (as such term is defined therein, “Total Debt”) as of such day to EBITDAX for the immediately preceding four fiscal quarters ending on such day to be greater than 4.0 to 1.0. Among other items, the Amendment to the Credit Agreement provides that the Company will not, as of the last day of the fiscal quarter ending September 30, 2012, or December 31, 2012, permit its ratio of Total Debt as of such day to EBITDAX for the immediately preceding four fiscal quarters ending on such day to be greater than 5.0 to 1.0. On March 31, 2012, and thereafter, the Company will not, as of the last day of the fiscal quarter, permit its ratio of Total Debt as of such day to EBITDAX for the immediately preceding four fiscal quarters ending on such day to be greater than 4.0 to 1.0.

The foregoing description of the Amendment to the Credit Agreement is qualified in its entirety by reference to Amendment to the Credit Agreement which is filed as Exhibit 10.1 to this Form 8-K.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

10.1	First Amendment to Amended and Restated Credit Agreement among the Company, certain of the lenders party to the Amended and Restated Credit Agreement dated as of December 22, 2011, and Bank of Montreal as administrative agent for the lenders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DUNE ENERGY, INC.

Date: September 27, 2012	By:	/s/ James A. Watt
	Name:	James A. Watt
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	First Amendment to Amended and Restated Credit Agreement among the Company, certain of the lenders party to the Amended and Restated Credit Agreement dated as of December 22, 2011, and Bank of Montreal as administrative agent for the lenders.

Exhibit 10.1

Execution Version

FIRST AMENDMENT

AMENDED AND RESTATED CREDIT AGREEMENT

dated as of September 25, 2012

among

Dune Energy, Inc.,

as Borrower,

Bank of Montreal,

as Administrative Agent,

CIT Capital Securities LLC,

as Syndication Agent,

and

The Guarantors and Lenders Party Hereto

BMO Capital Markets Corp.

Sole Lead Arranger and Sole Bookrunner

FIRST AMENDMENT TO

AMENDED AND RESTATED CREDIT AGREEMENT

THIS FIRST AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT (this “First Amendment”) dated as of September 25, 2012, is among DUNE ENERGY, INC., a Delaware corporation (the “Borrower”); certain of the lenders party to the Credit Agreement referred to below (collectively, the “Required Lenders”); and BANK OF MONTREAL, as administrative agent for the Lenders (in such capacity, together with its successors in such capacity, the “Administrative Agent”).

R E C I T A L S

A. The Borrower, the Administrative Agent and the Required Lenders are parties to that certain Amended and Restated Credit Agreement dated as of December 22, 2012 (the “Credit Agreement”), pursuant to which the Lenders have made certain credit available to and on behalf of the Borrower.

B. The Borrower has informed the Administrative Agent that Dune Operating Company, a Subsidiary of the Borrower, previously entered into an Emission Reduction Credits Purchase and Sale Agreement dated August 9, 2012 with Element Markets, LLC (the “ERC Agreement”) and the Borrower has requested, and the Administrative Agent and the Required Lenders have agreed, that the provisions of Section 9.12 of the Credit Agreement be waived with respect to the ERC Agreement.

C. The Borrower has requested and the Required Lenders have agreed to amend certain provisions of the Credit Agreement as set forth herein and affirm the current amount of the Borrowing Base.

D. Now, therefore, to induce the Administrative Agent and the Required Lenders to enter into this First Amendment and in consideration of the premises and the mutual covenants herein contained, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Defined Terms. Each capitalized term used herein but not otherwise defined herein has the meaning given such term in the Credit Agreement, as amended by this First Amendment. Unless otherwise indicated, all section references in this First Amendment refer to sections of the Credit Agreement.

Section 2. Amendments to Credit Agreement.

2.1 Amendments to Section 1.02. Section 1.02 is hereby amended by deleting the defined term “Agreement” in its entirety and replacing it with the following:

“Agreement” means this Amended and Restated Credit Agreement, as amended by that certain First Amendment dated as of September 25, 2012, as the same may from time to time be amended, modified, supplemented or restated.

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2.2 Amendment to Section 8.01. Section 8.01 is hereby amended by inserting the following clause (p) after clause (o) in such Section:

“(p) Accounts Payable Aging Report. As soon as practicable and in any event within five (5) business days after the request of the Administrative Agent, an accounts payable aging report listing items which are customarily found in such reports for the most recently ended calendar month. This reporting requirement shall terminate on the last day of the first full fiscal quarter ending after January 1, 2013.”

2.3 Amendment to Section 9.01(a). Section 9.01(a) is hereby amended and restated in its entirety to read as follows:

(a) Ratio of Total Debt to EBITDAX. The Borrower will not, as of the last day of any fiscal quarter ending on or after December 31, 2011, permit its ratio of Total Debt as of such day to EBITDAX for the immediately preceding four fiscal quarters ending on such day to be greater than the ratio set forth below:

Period	Ratio
September 30, 2012	5.0 to 1.0
December 31, 2012	5.0 to 1.0
March 31, 2013 and thereafter	4.0 to 1.0

2.4 Amendment to Section 9.12. Section 9.12 is hereby amended by deleting the phrase “and” at the end of clause (e) thereof, replacing the period at the end of clause (f) thereof with the phrase “; and” and by inserting the following clause (g) at the end of such Section:

“(g) sales of emission reduction credits and other carbon sequestration or environmental credits.”

Section 3. Borrowing Base Redetermination. For the period from and including the Effective Date of this First Amendment to but excluding the next Redetermination Date, the amount of the Borrowing Base shall be $50,000,000. Notwithstanding the foregoing, the Borrowing Base may be subject to further adjustments from time to time pursuant to Section 2.07(e), Section 8.13(c) or Section 9.12(d).

Section 4. Waiver. Subject to the conditions precedent set forth in Section 5 of this First Amendment and the ratification and affirmation set forth in Section 6.2 of this First Amendment, the Administrative Agent and the Required Lenders herby waive the provisions of Section 9.12 with regard to the ERC Agreement.

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Section 5. Conditions Precedent. This First Amendment shall become effective on the date (such date, the “First Amendment Effective Date”), when each of the following conditions is satisfied (or waived in accordance with Section 12.02):

5.1 The Administrative Agent shall have received from the Required Lenders and the Borrower, counterparts (in such number as may be requested by the Administrative Agent) of this First Amendment signed on behalf of such Person.

5.2 The Administrative Agent and the Lenders shall have received all fees and other amounts due and payable on or prior to the date hereof, including, to the extent invoiced, reimbursement or payment of all documented out-of-pocket expenses required to be reimbursed or paid by the Borrower under the Credit Agreement.

5.3 No Default shall have occurred and be continuing as of the date hereof, after giving effect to the terms of this First Amendment.

5.4 The Administrative Agent shall have received such other documents as the Administrative Agent or its special counsel may reasonably require.

The Administrative Agent is hereby authorized and directed to declare this First Amendment to be effective when it has received documents confirming or certifying, to the satisfaction of the Administrative Agent, compliance with the conditions set forth in this Section or the waiver of such conditions as permitted in Section 12.02. Such declaration shall be final, conclusive and binding upon all parties to the Credit Agreement for all purposes.

Section 6. Miscellaneous.

6.1 Confirmation. The provisions of the Credit Agreement, as amended by this First Amendment, shall remain in full force and effect following the effectiveness of this First Amendment.

6.2 Ratification and Affirmation; Representations and Warranties. The Borrower and each Guarantor hereby (a) acknowledges the terms of this First Amendment, (b) ratifies and affirms its obligations under, and acknowledges its continued liability under, each Loan Document to which it is a party and agrees that each Loan Document to which it is a party remains in full force and effect as expressly amended hereby and (c) represents and warrants to the Lenders that as of the date hereof, after giving effect to the terms of this First Amendment:

(i) all of the representations and warranties contained in each Loan Document to which it is a party are true and correct in all material respects (except those which have a materiality qualifier, which shall be true and correct as so qualified), except to the extent any such representations and warranties are expressly limited to an earlier date, in which case, such representations and warranties shall continue to be true and correct as of such specified earlier date, and

(ii) no event or events have occurred which individually or in the aggregate could reasonably be expected to have a Material Adverse Effect.

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6.3 Counterparts. This First Amendment may be executed by one or more of the parties hereto in any number of separate counterparts, and all of such counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of this First Amendment by facsimile transmission or electronic transmission in portable document format (.pdf) shall be effective as delivery of a manually executed counterpart hereof.

6.4 NO ORAL AGREEMENT. THIS FIRST AMENDMENT, THE CREDIT AGREEMENT AND THE OTHER LOAN DOCUMENTS EXECUTED IN CONNECTION HEREWITH AND THEREWITH REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR UNWRITTEN ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO SUBSEQUENT ORAL AGREEMENTS BETWEEN THE PARTIES.

6.5 GOVERNING LAW. THIS FIRST AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF TEXAS.

6.6 Payment of Expenses. In accordance with Section 12.03 of the Credit Agreement, the Borrower agrees to pay or reimburse the Administrative Agent for all of its reasonable out-of-pocket costs and reasonable expenses incurred in connection with this First Amendment, any other documents prepared in connection herewith and the transactions contemplated hereby, including, without limitation, the reasonable fees and disbursements of counsel to the Administrative Agent.

6.7 Severability. Any provision of this First Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

6.8 Successors and Assigns. This First Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

6.9 Loan Document. This First Amendment is a Loan Document.

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IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be duly executed as of the date first written above.

BORROWER:	DUNE ENERGY, INC.

By:
Name:
Title:

GUARANTORS:	DUNE OPERATING COMPANY

By:
Name:
Title:

DUNE PROPERTIES, INC.

By:
Name:
Title:

[Signature Page First Amendment]

BANK OF MONTREAL, as Administrative Agent and a Lender

By:
Name:
Title:

[Signature Page First Amendment]

CIT Bank, as a Lender

By:
Name:
Title:

[Signature Page First Amendment]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 14, 2012

DUNE ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-27897	95-4737507
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S Employer Identification No.)

Two Shell Plaza 777 Walker Street, Suite 2300 Houston, Texas		77002
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (713) 229-6300

NOT APPLICABLE

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 14, 2012, the Board of Directors (the “Board”) of Dune Energy, Inc. (the “Company”) approved an amendment to the Dune Energy, Inc. Employee Severance Plan (the “Severance Plan” and such amendment the “Severance Plan Amendment”). Unless otherwise indicated, capitalized terms used below shall have the meaning ascribed to them in the Severance Plan.

The Severance Plan Amendment applies to all officers of the Company who do not otherwise have severance agreements in place with the Company. The Severance Plan Amendment provides that if any such officer of the Company is subject to Involuntary Termination within one year of a Change of Control or if such officer resigns for Good Reason within one year of a Change of Control, such officer shall receive two times the sum of such officer’s Base Salary and Target Bonus.

Prior to the Severance Plan Amendment, the Severance Plan provided that if any such officer of the Company was subject to Involuntary Termination within one year of a Change of Control or if such officer resigned for Good Reason within one year of a Change of Control, such officer would receive one times the sum of such officer’s Base Salary and Target Bonus.

The Severance Plan Amendment was recommended to the Board by the Compensation Committee of the Board (the “Compensation Committee”) on September 27, 2012. The Compensation Committee engaged an independent consultant to review the severance plans of the Company’s peer group. The consultant recommended this amendment to bring the Severance Plan in line with market standards. The Compensation Committee determined that the amendment was necessary to strengthen employee retention efforts and improve workforce morale.

The foregoing description of the Severance Plan Amendment is qualified in its entirety by reference to the Dune Energy, Inc. Employee Severance Plan, as amended November 14, 2012 which is filed as Exhibit 99.1 to this Form 8-K.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
99.1	Dune Energy, Inc. Employee Severance Plan, as amended November 14, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DUNE ENERGY, INC.

Date: November 20, 2012	By:	/s/ James A. Watt
Name: James A. Watt
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Dune Energy, Inc. Employee Severance Plan, as amended November 14, 2012

Exhibit 99.1

DUNE ENERGY, INC.

EMPLOYEE SEVERANCE PLAN

as amended

November 14, 2012

I.

DEFINITIONS AND CONSTRUCTION

1.1 Definitions. Where the following words and phrases appear in the Plan, they shall have the respective meanings set forth below, unless their context clearly indicates to the contrary.

(a) “Base Salary” shall mean the annual rate of base compensation paid by the Company to a Covered Employee (including amounts which the Covered Employee could have received in cash had he not elected to contribute to an employee benefit plan maintained by the Company), excluding overtime pay, bonuses, employee benefits, automobile allowances, added premiums, differentials, and all forms of incentive compensation. Base Salary shall be determined effective as of the date of the Covered Employee’s termination. A “Month’s Base Pay” shall mean Base Salary divided by twelve.

(b) “Change of Control” shall be deemed to have occurred upon any of the following events:

(1) A merger or consolidation to which the Company is a part if the individuals and entities who were stockholders of the Company immediately prior to the effective date of such a merger or consolidation have beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of less than 50% of the total combined voting power for election of directors of the surviving corporation following the effective date of such merger or consolidation;

(2) The acquisition or holding of direct or indirect beneficial ownership (as defined under Rule 13d-3 of the Exchange Act) of securities of the Company representing the aggregate 30% or more of the total combined voting power of the Company’s then issued and outstanding voting securities by any person, entity or group of associated persons or entities acting in concert, other than an employee benefit plan of the Company or of any subsidiary of the Company, or any entity holding such securities for or pursuant to the terms of any such plan. The Directors may, by a majority vote, determine the acquisition of 30%-49.9% is not a hostile action and therefore does not trigger a change of control.

(3) The sale of all or substantially all of the assets of the Company to any person or entity that is not a wholly owned subsidiary of the Company; or

(4) The approval by the stockholders of the Company of any plan or proposal for the liquidation of the Company or its material subsidiaries, other than into the Company.

(c) “Code” means the Internal Revenue Code of 1986 as amended.

(d) “Committee” shall mean the committee appointed by the Company to administer the Plan.

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(e) “Covered Employee” shall mean any individual who is a regular full-time employee of the Company on the Effective Date of the Plan, or any individual employed as a regular full-time employee of the Company after the Effective Date of the Plan who has completed six months of service. “Covered Employee” shall not include the Chief Executive Officer, the Chief Operating Officer or any other employee who is eligible for severance under any other contract or arrangement with the Company.

(f) “Effective Date” shall mean July 10, 2007.

(g) “Company” shall mean Dune Energy, Inc.

(h) “Directors” shall mean the Board of Directors of the Company.

(i) “Disability” shall mean either (1) an inability of the Covered Employee to engage in any substantial gainful activity by reason of any medically determinable physical mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months or (2) the receipt of income replacements by the Covered Employee, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, for a period of not less than 3 months under the Company’s accident and health plan.

(j) “Good Reason” shall mean the occurrence after a Change in Control of any of the following events or conditions: (1) a reduction in the Covered Employee’s combined Base Salary and bonus opportunity of more than 10%, (2) a material reduction in benefits without substitution of benefits that are substantially comparable in the aggregate, or (3) the permanent relocation of a Covered Employee’s principal place of employment with the Company to a location that is more than 40 miles from such Covered Employee’s prior principal place of employment.

(k) “Involuntary Termination” shall mean any termination, on or after the Effective Date, of a Covered Employee’s employment with the Company which does not result from a voluntary resignation or retirement by the Covered Employee; provided, however, the term “Involuntary Termination” shall not include:

(1) a Termination for Cause;

(2) a termination as a result of the Covered Employee’s death;

(3) any termination as the result of the Covered Employee’s Disability;

(4) a termination by the Covered Employee for Good Reason; or

(5) any termination which the Company expects to be of short duration and pursuant to which the Covered Employee is subject to reemployment with the Company within a reasonable period of time (as determined by the Committee).

(l) “Plan” shall mean the Dune Energy, Inc. Employee Severance Plan.

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(m) “Target Bonus” shall mean the annual incentive to which the Employee would be entitled if the Employee achieved the “Target” performance benchmarks established by the Compensation Committee for the calendar year.

(n) “Termination for Cause” shall mean any termination of a Covered Employee’s employment with the Company by reason of the Covered Employee’s (1) conviction of any felony or of a misdemeanor involving moral turpitude, (2) material failure to perform his duties or responsibilities in a manner satisfactory to the Company, (3) engagement in conduct which is injurious (monetarily or otherwise) to the Company or any of its affiliates (including, without limitation, misuse of the Company’s or an affiliate’s funds or other property), (4) engagement in business activities which are in conflict with the business interests of the Company, (5) insubordination, (6) engagement in conduct which is in violation of the Company’s safety rules or standards or which otherwise causes injury to another employee or any other person, (7) engagement in conduct which is in violation of any policy or work rule of the Company or (8) engagement in conduct which is in violation of the Company’s guidelines for appropriate employee conduct or which is otherwise inappropriate in the office or work environment. Termination for Cause shall be determined in the sole good-faith discretion of the Committee.

(o) “Year of Service” shall mean, with respect to a particular Covered Employee, each full year of such Covered Employee’s continuous employment by the Company from his most recent date of hire to the date his employment is subject to an Involuntary Termination.

1.2 Number and Gender. Wherever appropriate herein, word used in the singular shall be considered to include the plural and the plural to include the singular. The masculine gender, where appearing in this Plan, shall be deemed to include the feminine gender.

1.3 Headings. The headings of Articles and Sections herein are included solely for convenience and if there is any conflict between such headings and the text of the Plan, the text shall control.

II.

SEVERANCE BENEFITS

2.1 Severance Benefits. Subject to the provisions of Section 2.2 hereof, if a Covered Employee’s employment by the Company is Involuntarily Terminated without Cause or if the employee is terminated or resigns for Good Reason in connection with a Change in Control, and such Covered Employee is not entitled to severance benefits under an individual contract, agreement or arrangement, then the Covered Employee shall be entitled to severance benefits as provided in this Section 2.1. A Covered Employee’s entitlement to severance benefits under the Plan depends upon the Covered Employee’s employment classification. Upon termination of the Covered Employee’s employment, the Covered Employee shall be entitled to the severance benefits as follows:

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(A) Officers. Covered Employees classified by the Company as officers and selected by the Committee for purposes of the Plan, will be entitled to severance benefits as follows:

(1) If the Covered Employee’s employment with the Company is terminated by reason of the Covered Employee’s death or Disability, the Company shall pay the Covered Employee or the Covered Employee’s beneficiaries a lump sum cash payment, on or before the 90th day immediately following the Covered Employee’s termination, an amount equal to the Covered Employee’s accrued Base Salary through the termination date and, in addition thereto, an amount equal to the Covered Employee’s target bonus multiplied by a fraction, the numerator of which is the number of days in such plan year through termination date and the denominator of which is 365.

(2) If the Covered Employee’s employment with the Company is subject to an Involuntary Termination without Cause then the Company shall pay the Covered Employee an amount equal to (i) the Covered Employee’s then current Base Salary and (ii) the Covered Employee’s Target Bonus for the year in which such Involuntary Termination occurs. If: (a) the Covered Employee’s employment is subject to an Involuntary Termination within one (1) year of a Change in Control or (b) the Covered Employee resigns for Good Reason within one (1) year of a Change of Control, then the Company shall pay the Covered Employee an amount equal to two times the sum of (i) the Covered Employee’s then current Base Salary plus (ii) the Covered Employee’s Target Bonus for the year in which such Involuntary Termination or resignation for Good Reason occurs. The Covered Employee shall receive the foregoing as a lump sum cash payment, payable as follows: If no release under Paragraph 2.3 is required, payment shall be made on or before the 90th day immediately following the Covered Employee’s termination; if a release under Paragraph 2.3 is required, payment shall be made following the Effective Date of the release, but in no event more than 90 days following the Covered Employee’s termination. Notwithstanding the foregoing, if the Covered Employee is a key employee (as defined in section 416(i) or the Code without regard to paragraph (5) thereof) of the Company and the Company’s stock is publicly traded on an established securities market or otherwise, then any amounts described above which are “deferred compensation” under section 409A of the Code shall not be paid or commence until the date that is six (6) months after the termination date.

(B) Selected Exempt Employees. Covered Employees classified by the Company as selected exempt employees, but who are not covered by Section 2.1(A) above, will be entitled to severance benefits as follows:

(1) If the Covered Employee’s employment with the Company is terminated by reason of the Covered Employee’s death or Disability, the Company shall pay the Covered Employee or the Covered Employee’s beneficiaries a lump sum cash payment, on or before the 90th day immediately following the Covered Employee’s termination, an amount equal to the Covered Employee’s accrued Base Salary through the termination date and, in addition thereto, an amount equal to the Covered Employee’s Target Bonus multiplied by a fraction, the numerator of which is the number of days in such plan year through termination date and the denominator of which is 365.

(2) If: (a) the Covered Employee’s employment with the Company is subject to an Involuntary Termination without Cause or (b) the Covered Employee’s employment is subject to an Involuntary Termination within six (6) months of a Change in Control or (c) the Covered Employee resigns for Good Reason within six (6) months of a Change of Control, then the Company shall pay the Covered Employee an amount equal to (i) Six Month’s Base Pay at the

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Covered Employee’s then current Base Salary and (ii) fifty percent (50%) of the Covered Employee’s Target Bonus for the year in which such Involuntary Termination or Resignation with Good Reason occurs. The Covered Employee shall receive the foregoing as a lump sum cash payment, payable as follows: If no release under Paragraph 2.3 is required, payment shall be made on or before the 90th day immediately following the Covered Employee’s termination; if a release under Paragraph 2.3 is required, payment shall be made following the Effective Date of the release, but in no event more than 90 days following the Covered Employee’s termination. Notwithstanding the foregoing, if the Covered Employee is a key employee (as defined in section 416(i) or the Code without regard to paragraph (5) thereof) of the Company and the Company’s stock is publicly traded on an established securities market or otherwise, then any amounts described above which are “deferred compensation” under section 409A of the Code shall not be paid or commence until the date that is six (6) months after the termination date.

(C) Exempt and Non-Exempt Employees. Covered Employees classified by the Company as exempt or non-exempt employees, but who are not covered by Sections 2.1(A) or (B) above, will be entitled to severance benefits as follows:

(1) If the Covered Employee’s employment with the Company is terminated by reason of the Covered Employee’s death or Disability, the Company shall pay the Covered Employee or the Covered Employee’s beneficiaries, a lump sum cash payment, on or before the 90th day immediately following the Covered Employee’s termination, an amount equal to the Covered Employee’s accrued Base Salary through the termination date, and in addition thereto, an amount equal to the Covered Employee’s target bonus multiplied by a fraction, the numerator of which is the number of days in such plan year through termination date and the denominator of which is 365.

(2) If: (a) the Covered Employee’s employment with the Company is subject to an Involuntary Termination without Cause or (b) the Covered Employee’s employment is subject to an Involuntary Termination within three (3) months of a Change in Control or (c) the Covered Employee resigns for Good Reason within three (3) months of a Change of Control, then the Company shall pay the Covered Employee an amount equal to (i) Three Month’s Base Pay at the Covered Employee’s then current Base Salary and (ii) twenty-five percent (25%) of the Covered Employee’s Target Bonus for the year in which such Involuntary Termination or Resignation for Good Reason occurs. The Covered Employee shall receive the foregoing as a lump sum cash payment, payable as follows: If no release under Paragraph 2.3 is required, payment shall be made on or before the 90th day immediately following the Covered Employee’s termination; if a release under Paragraph 2.3 is required, payment shall be made following the Effective Date of the release, but in no event more than 90 days following the Covered Employee’s termination. Notwithstanding the foregoing, if the Covered Employee is a key employee (as defined in section 416(i) or the Code without regard to paragraph (5) thereof) of the Company and the Company’s stock is publicly traded on an established securities market or otherwise, then any amounts described above which are “deferred compensation” under section 409A of the Code shall not be paid or commence until the date that is six (6) months after the termination date.

2.2 Other Severance Arrangements. Severance payments provided herein shall be subject to any required tax withholding. If a Covered Employee is entitled to severance benefits under an individual contract, agreement or arrangement, such Covered Employee shall not be entitled to any severance benefits pursuant to the Plan but shall instead be entitled to severance benefits in such amount and form as are provided pursuant to the terms of such contract,

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agreement or arrangement (which contract, agreement or arrangement is hereby incorporated by reference and made a part of this Plan).

2.3 Release and Full Settlement. As a condition to the receipt of any severance benefits hereunder, the Company, in its sole discretion, may require a Covered Employee whose employment by the Company has been subject to an Involuntary Termination to first execute a release, in the form established by the Company, releasing the Company, its shareholders, partners, officers, directors, employees, attorneys and agents from any and all claims and from any and all causes of action of any kind or character, including but not limited to all claims or causes of action arising out of such Covered Employee’s employment with the Company or the termination of such employment, and the performance of the Company’s obligations hereunder and the receipt of the benefits provided hereunder by such Covered Employee shall constitute full settlement of all such claims and causes of action.

2.4 Confidential Information. In consideration of the receipt of severance benefits hereunder, each Covered Employee agrees that he will not, without the prior written consent of the Company, for a period of three (3) years following the Covered Employee’s termination date, except as may be required by any competent legal authority, use or disclose to any person, firm, subsequent employer, or legal authority, any confidential or proprietary information, record, or trade secret related to the Company or any of its subsidiaries for any purpose, and that such Covered Employee shall return all copies of such information to the Company no later than the termination date. The Covered Employee acknowledges that the promise to keep confidential the Company’s information is a valuable incentive to the Company for providing severance benefits under this Plan, that the Company would be irreparably harmed by the use or disclosure of its confidential information in violation of this Paragraph 2.5, and that the Company may enforce the provisions of this paragraph through the seeking of injunctive relief.

2.5 Non-Solicitation. In consideration of receipt of any severance benefits hereunder, each Covered Employee agrees that, for a period of one (1) year following the Covered Employee’s termination date, the Covered Employee will not, directly or indirectly, in any manner or capacity induce any person to discontinue his or her employment in the Company or the Company’s successor or to interfere with the business of the Company or the Company’s successor.

2.6 Liquidated Damages. If a Covered Employee who has received severance benefits pursuant to Section 2.1 above is found by the Committee to be in violation of the confidentiality and/or non-solicitation provisions as described in Sections 2.5 and 2.6 above, then the Covered Employee shall be required to repay to the Company as liquidated damages the full amount of severance received by the Covered Employee. Any payment required pursuant to this Section shall be due and payable in a single lump sum within 30 days of written notice to such Covered Employee of such Committee’s finding.

2.7 Repayment Upon Reemployment. If a Covered Employee who has received severance benefits pursuant to Section 2.1 above is reemployed by the Company other than on a temporary or part-time basis or as an independent contractor, he shall be required to repay to the Company the following amount:

(a) The severance amount paid to him by the Company incident to his Involuntary Termination; minus

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(b) The amount of Months’ Base Pay that he would have received from the Company between the date of his Involuntary Termination and the date of his reemployment by the Company had he remained employed by the Company during such period.

Any repayment required pursuant to this Section shall be made in a single lump sum within thirty days of the Covered Employee’s reemployment with the Company; provided, however, that the Company, in its sole discretion, may permit the Covered Employee to tender such repayment by payroll deductions over such period of time as the Company may determine.

III.

ADMINISTRATION OF PLAN

3.1 Plan Administration. For the purposes of the Plan and the Employee Retirement Income Security Act of 1974, as amended, the plan administrator and named fiduciary of the Plan is the Committee. The Committee shall hold such meetings and establish such rules and procedures as may be necessary to enable it to discharge its duties hereunder. All actions of the Committee shall be recorded by a secretary who need not be a Committee member. The Committee shall have all powers necessary or proper to administer the Plan and to discharge its duties under the Plan, including, but not limited to, the following powers:

(a) To make and enforce such rules and regulations as it may deem necessary or proper for the orderly and efficient administration of the Plan;

(b) To interpret the Plan, its interpretation thereof in good faith to be final and conclusive on all persons claiming benefits under the Plan;

(c) To authorize the payment of benefits under the Plan;

(d) To prepare and distribute information explaining the Plan;

(e) To appoint or employ persons to assist in the administration of the Plan; and

(f) To obtain such information as is necessary for the proper administration of the Plan.

The Committee may allocate to others certain aspects of the management, operation and responsibilities of the Plan, including the employment of advisors and the delegation of any ministerial duties or functions to qualified individuals. The Company agrees to indemnify the members of the Committee against all liabilities, damages, costs and expenses (including attorneys’ fees and amounts paid in settlement of any claims approved by the Company) occasioned by any act or omission to act in connection with the Plan if such act or omission was in good faith.

3.2 Claims Review. The Committee will advise each Covered Employee of any Plan benefits to which the Covered Employee is entitled. If the Covered Employee believes that the Committee has failed to advise him or her of any Plan benefits to which he or she is entitled, then the Covered Employee may file a written claim with the Committee. The Committee shall

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review such claim and respond thereto within a reasonable time after receiving the claim. In any case in which a Covered Employee’s claim for Plan benefits is denied or modified, the Committee shall:

(a) state the specific reason for the denial or modification;

(b) provide specific reference to pertinent Plan provisions on which the denial or modification is based;

(c) provide a description of any additional material or information necessary for the Covered Employee or his representative to perfect the claim and an explanation of why such material or information is necessary; and

(d) explain the Plan’s claim review procedure as contained herein.

In the event the request is denied or modified, if the Covered Employee or his representative desires to have such denial or modification reviewed, he must, within sixty days following receipt of the notice of such denial or modification, submit a written request for review by the Committee of its initial decision. Within sixty days following such request for review the Committee shall render its final decision in writing to the Covered Employee or his representative stating specific reasons for such decision. If special circumstances require an extension of such sixty-day period, the Committee’s decision shall be rendered as soon as possible, but not later than 120 days after receipt of the request for review. If an extension of time for review is required, written notice of the extension shall be furnished to the Covered Employee or representative prior to the commencement of the extension period.

3.3 Mandatory Arbitration. Any controversy or claim arising from or relating to a claim for benefits payable by the Plan of a Covered Employee who is not satisfied with the decision of the Committee pursuant to the Plan’s claims review procedure, shall be settled by arbitration administered by the American Arbitration Association under its Employee Benefit Plan Claims Arbitration Rules, incorporated by reference herein. The decision of the arbitrator shall be final and binding and judgment on the award may be entered in any court having jurisdiction. In reviewing the decision of the Committee, the arbitrator shall use the standard of review which would be used by a Federal court in reviewing such decision under the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Covered Employee and the Company shall share equally the cost of such arbitration.

IV.

GENERAL PROVISIONS

4.1 Funding. The benefits provided herein shall be unfunded and shall be provided from the Company’s general assets.

4.2 Cost of Plan. The entire cost of the Plan shall be borne by the Company and no contributions shall be required of the Covered Employees.

4.3 Plan Year. The Plan shall operate on a plan year consisting of the twelve consecutive month period commencing on January 1 of each year.

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4.4 Amendment and Termination. The Plan may be amended from time to time, or terminated and discontinued, at any time, in each case at the discretion of the Directors. A Plan amendment shall be effected by adoption of the Directors of a resolution setting forth such amendment and by execution by the Company’s president or his delegatee of a written instrument of Plan amendment. Plan termination shall be effected by adoption by the Directors of a resolution to terminate the Plan and by execution of the Company’s president or his delegatee of a written instrument of Plan termination.

4.5 Not Contract of Employment. The adoption and maintenance of the Plan shall not be deemed to be a contract of employment between the Company and any person or to be consideration for the employment of any person. Nothing herein contained shall be deemed to give any person the right to be retained in the employ of the Company or to restrict the right of the Company to discharge any person at any time nor shall the Plan be deemed to give the Company the right to require any person to remain in the employ of the Company or to restrict any person’s right to terminate his employment at any time.

4.6 Severability. Any provision in the Plan that is prohibited or unenforceable in any jurisdiction by reason of applicable law shall, as to such jurisdiction, be ineffective only to the extent of such prohibition or unenforceability without invalidating or affecting the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

4.7 Nonalienation. Covered Employees shall not have any right to pledge, hypothecate, anticipate or assign benefits or rights under the Plan, except by will or the laws of descent and distribution.

4.8 Governing Law. The Plan shall be interpreted and construed in accordance with the laws of the State of Texas except to the extent preempted by federal law.

IN WITNESS WHEREOF, the Company has executed this Plan this 14th day of November, 2012.

DUNE ENERGY, INC.

By

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